UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)
Date May 4, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director

Exeter Resource Corporation

Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years Ended December 31, 2005, 2004 and 2003

CHARTERED
ACCOUNTANTS
MacKay LLP

1100 – 1177 West Hastings Street
Vancouver, BC V6E 4T5
Tel: (604) 687-4511
Fax: (604) 687-5805
Toll Free: 1-800-351-0426
www.MacKayLLP.ca

mackay.ca

Auditors' Report

To the Shareholders of
Exeter Resource Corporation

We have audited the consolidated balance sheets of Exeter Resource Corporation as at December 31, 2005 and December 31, 2004 and the consolidated statements of operations, cash flows, shareholders' equity and deferred exploration costs for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinions.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and December 31, 2004 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005, in accordance with Canadian generally accepted accounting principles.

"MacKay LLP"

Chartered Accountants

Vancouver, Canada.
March 15, 2006

Exeter Resource Corporation

Consolidated Balance Sheets (Expressed in Canadian Dollars)

December 31,			2005		2004
Assets					
Current					
Cash and cash equivalents	(notes 2 and 6)	$	7,788,697	$	2,458,873
Other receivables and prepaid expenses			69,383		42,935
Goods and services tax recoverable			35,300		16,124
			7,893,380		2,517,932
Property and equipment	(notes 2 and 7)		118,423		139,003
Mineral properties and deferred costs	(notes 2 and 8)		10,631,943		3,812,340
		$	**18,643,746**	$	6,469,275
Liabilities					
Current					
Accounts payable and accrued liabilities		$	390,685	$	89,167
Due to related parties	(note 10)		164,113		133,187
			554,798		222,354
Share Capital and Deficit					
Share capital	(note 9)		27,802,270		14,078,259
Contributed surplus	(note 9)		2,188,160		378,003
Deficit			(11,901,482)		(8,209,341)
			18,088,948		6,246,921
		$	**18,643,746**	$	6,469,275

Approved by the Directors:

"Yale Simpson" **Director**

"Bryce Roxburgh" **Director**

Exeter Resource Corporation

Consolidated Statements of Operations (Expressed in Canadian Dollars)

For the years ended December 31,			2005		2004		2003
Income							
Interest income		$	41,335	$	48,865	$	2,362
Expenses							
Accounting and audit			72,394		35,359		16,642
Amortization			21,179		12,658		2,958
Bad debt	(note 5c)		-		-		17,764
Bank charges			6,250		5,488		1,313
Consulting			182,893		85,198		10,970
Investor relations			557,332		296,437		-
Legal fees			139,273		79,632		42,470
Loss on disposal of property and equipment			-		-		3,801
Loss on write-off of mineral properties and deferred costs			-		85,965		40,835
Management fees			60,000		132,000		51,031
Office and miscellaneous			41,373		30,442		2,161
Property examination costs			355,149		59,409		49,661
Rent			41,287		19,791		12,398
Stock-based compensation			1,886,463		269,196		95,555
Stock exchange listing and filing fees			69,228		51,891		23,344
Telecommunications			9,830		8,552		2,751
Transfer agent			7,723		10,951		5,233
Travel and promotion			291,055		100,754		15,069
			3,741,429		1,283,723		393,956
Loss before other items			(3,700,094)		(1,234,858)		(391,594)
Gain/(loss) on conversion of foreign currencies			7,953		(36,238)		6,348
Loss for the year		**$**	**(3,692,141)**	$	(1,271,096)	$	(385,246)
Basic and diluted loss per share		**$**	**(0.20)**	$	(0.10)	$	(0.09)
Weighted average number of common shares outstanding			**18,128,363**		12,917,420		4,505,764

Exeter Resource Corporation

Consolidated Statements of Cash Flows (Expressed in Canadian Dollars)

For the year ended December 31,	2005	2004	2003
		(Note 14)	
Operating activities			
Loss for the year	$ (3,692,141)	$ (1,271,096)	$ (385,246)
Adjustments:			
Amortization	21,179	12,658	2,958
Bad debt	-	-	17,764
Incorporation costs included in legal expense	-	-	187
Loss on disposal of property and equipment	-	-	3,801
Loss on write-off of mineral properties	-	85,965	40,835
Stock-based compensation	1,886,463	269,196	95,555
Loss/(gain) on conversion of foreign currencies	(7,953)	36,238	(6,348)
	(1,792,452)	(867,039)	(230,494)
Changes in non-cash working capital items:			
Other receivables and prepaid expenses	(26,448)	(38,457)	(4,478)
Goods and services tax recoverable	(19,176)	(9,914)	(4,678)
Accounts payable and accrued liabilities	47,591	5,922	188,760
Due to related parties	(24,114)	48,011	(70,427)
	(1,814,599)	(861,477)	(121,317)
Financing activities			
Issue of share capital for cash	11,455,450	3,206,737	1,177,893
Share issue costs	(307,745)	(312,583)	(40,968)
Deferred share issue costs	-	-	(26,969)
Share subscription advances	-	-	2,876,980
	11,147,705	2,894,154	3,986,936
Investing activities			
Proceeds on sale of marketable securities	-	-	34,800
Exploration activities			
- Accounts payable and accrued liabilities	253,925	47,486	12,437
- Due to related parties	55,040	(18,897)	32,011
Acquisition costs of property and equipment	(51,199)	(164,206)	(32,532)
Acquisition of mineral properties	(131,623)	(167,066)	(63,578)
Deferred exploration costs, net of amortization and property examination costs	(4,137,379)	(2,719,919)	(391,458)
	(4,011,236)	(3,022,602)	(408,320)
Gain/(loss) on conversion of foreign currencies	**7,953**	(36,238)	6,348
Net increase (decrease) in cash and cash equivalents	**5,329,825**	(1,026,163)	3,463,647
Cash and cash equivalents, beginning of year	**2,458,873**	3,485,036	21,389
Cash and cash equivalents, end of year	**$ 7,788,697**	$ 2,458,873	$ 3,485,036

Supplemental cash flow information (note 11)

Exeter Resource Corporation

Consolidated Statements of Shareholder's Equity (Expressed in Canadian Dollars)

For the years ended December 31, 2005, 2004 and 2003

	Issued Share Capital						
	Number of Shares	Price Per Share	Amount	Share Subscription Advances	Contributed Surplus	Deficit	Total Shareholders' Equity (Deficiency)
Balance at December 31, 2002	1,200,994		$ 6,439,547	$ 26,232	$ -	$ (6,552,999)	$ (87,220)
Additions During the Year:							
- Private placement net of share issue costs of $2,625	350,000	$ 0.15	49,875	(26,232)	-	-	23,643
- Finder's fee	17,500	$ 0.15	2,625	-	-	-	2,625
- Acquisition of Cognito	800,000	$ 0.15	120,000	-	-	-	120,000
- Private placement	155,000	$ 0.165	25,575	-	-	-	25,575
- Settlement of debt	1,149,343	$ 0.165	189,642	-	-	-	189,642
- Private placement net of share issue costs of $31,904	1,290,000	$ 0.25	290,596	-	-	-	290,596
- Acquisition of Estelar	1,000,000	$ 0.235	235,000	-	-	-	235,000
- Acquisition of Cognito	800,000	$ 0.25	200,000	-	-	-	200,000
- Exercise of stock options	60,000	$ 0.22	13,200	-	-	-	13,200
- Contributed surplus allocated on exercise of stock options	-	-	4,428	-	(4,428)	-	-
- Private placement net of share issue costs of $9,064	1,345,000	$ 0.53	703,786	-	-	-	703,786
- Exercise of warrants	175,000	$ 0.20	35,000	-	-	-	35,000
- Exercise of warrants	170,000	$ 0.25	42,500	-	-	-	42,500
- Share subscription advances	-	-	-	2,876,980	-	-	2,876,980
- Stock-based compensation	-	-	-	-	95,555	-	95,555
- Net loss for the year	-	-	-	-	-	(385,246)	(385,246)
Balance at December 31, 2003	8,512,837		8,351,774	2,876,980	91,127	(6,938,245)	4,381,636
Additions During the Year:							
- Private placement net of share issue costs of $263,052	4,000,000	$ 1.00	3,736,948	(2,876,980)	-	-	859,968
- Exercise of warrants	1,120,000	$ 0.25	280,000	-	-	-	280,000
- Exercise of agents warrants	288,550	$ 1.35	389,542	-	-	-	389,542
- Private placement net of share issue costs of $76,500	1,400,000	$ 1.00	1,323,500	-	-	-	1,323,500
- Exercise of stock options	35,000	$ 0.405	14,175	-	-	-	14,175
- Contributed surplus allocated on exercise of stock options	-	-	4,756	-	(4,756)	-	-
- Stock-based compensation	-	-	-	-	269,196	-	269,196
- Agents warrants	-	-	(28,046)	-	28,046	-	-
- Contributed surplus allocated on exercise of agents warrants	-	-	5,610	-	(5,610)	-	-
- Net loss for the year	-	-	-	-	-	(1,271,096)	(1,271,096)
Balance at December 31, 2004	15,356,387		14,078,259	-	378,003	(8,209,341)	6,246,921
Additions During the Year:							
- Exercise of warrants	155,000	$ 0.22	34,100	-	-	-	34,100
- Exercise of warrants	175,000	$ 0.23	40,250	-	-	-	40,250
- Exercise of warrants	1,345,000	$ 0.75	1,008,750	-	-	-	1,008,750
- Exercise of warrants	47,500	$ 1.35	64,125	-	-	-	64,125
- Exercise of stock options	80,000	$ 0.41	32,800	-	-	-	32,800
- Exercise of stock options	149,750	$ 0.76	113,810	-	-	-	113,810
- Exercise of stock options	15,625	$ 0.85	13,281	-	-	-	13,281
- Exercise of stock options	40,000	$ 0.90	36,000	-	-	-	36,000
- Exercise of stock options	50,000	$ 1.00	50,000	-	-	-	50,000
- Private placement net of share issue costs of $158,134	1,907,667	$ 1.20	2,131,066	-	-	-	2,131,066
- Private placement net of share issue costs of $207,461	5,979,334	$ 1.30	7,565,673	-	-	-	7,565,673
- Finder's Fees	44,500	$ 1.30	57,850	-	-	-	57,850
- Acquisition of Cognito	2,500,000	$ 1.00	2,500,000	-	-	-	2,500,000
- Contributed surplus allocated on exercise of stock options	-	-	76,306	-	(76,306)	-	-
- Stock-based compensation	-	-	-	-	1,886,463	-	1,886,463
- Net loss for the year	-	-	-	-	-	(3,692,141)	(3,692,141)
Balance at December 31, 2005	**27,845,763**		**$ 27,802,270**	**$ -**	**$2,188,160**	**$ 11,901,482)**	**$ 18,088,948**

Exeter Resource Corporation

Consolidated Statements of Deferred Exploration Costs (Expressed in Canadian Dollars)

For the year ended December 31, 2005	La Cabeza Project	CVSA Properties	Other	2005 Total
Exploration costs				
Assays	$ 153,139	$ 114,836	$ 3,619	$ 271,594
Consultants and contractors	54,619	20,896	5,580	81,095
Drilling	927,275	246,826	-	1,174,101
Engineering	207,644	-	-	207,644
Environmental	31,488	-	-	31,488
Field camp	255,815	65,674	25,215	346,704
Geological surveying	402,013	141,984	138,798	682,795
Geophysics	20,136	8,848	-	28,984
Hydrology	8,609	-	-	8,609
IVA tax	235,947	77,766	-	313,713
Mendoza operations	76,951	105,402	34,632	216,985
Metallurgical	167,227	-	-	167,227
Recording fees	38,293	57,355	8,569	104,217
Travel	163,105	145,061	92,450	400,616
Wages and benefits	310,384	157,381	39,592	507,357
	3,052,645	1,142,029	348,455	4,543,129
Property examination costs	(29,131)	-	(326,018)	(355,149)
Total costs incurred during the year	3,023,514	1,142,029	22,437	4,187,980
Balance of costs, beginning of year	1,953,231	975,008	98,457	3,026,696
Balance of costs, end of year	**$ 4,976,745**	**$ 2,117,037**	**$ 120,894**	**$7,214,676**

For the year ended December 31, 2004	La Cabeza Project	CVSA Properties	Other	2004 Total (Note 14)
Exploration costs				
Assays	$ 100,950	$ 38,739	$ 7,159	$ 146,848
Camp	223,935	58,898	14,691	297,524
Consultants and contractors	203,238	204,570	41,817	449,625
Drilling	501,032	131,968	-	633,000
Engineering	64,846	-	-	64,846
Environmental	11,105	1,326	1,414	13,845
Geological surveying	175,770	69,912	4,824	250,506
Geophysics	3,648	-	32,643	36,291
IVA tax	131,781	67,697	-	199,478
Mendoza operations	34,315	53,335	4,197	91,847
Metallurgical	20,954	-	-	20,954
Recording fees	73,710	101,744	7,485	182,939
Travel	68,920	131,301	27,211	227,432
Wages and benefits	106,158	79,990	17,976	204,124
	1,720,362	939,480	159,417	2,819,259
Property examination costs	-	-	(59,409)	(59,409)
Total costs incurred during the year	1,720,362	939,480	100,008	2,759,850
Balance of costs, beginning of year	232,869	35,528	84,414	352,811
	1,953,231	975,008	184,422	3,112,661
Write-off of costs	-	-	(85,965)	(85,965)
Balance of costs, end of year	$ 1,953,231	$ 975,008	$ 98,457	$ 3,026,696

Exeter Resource Corporation

Consolidated Statements of Deferred Exploration Costs (Expressed in Canadian Dollars)

For the year ended December 31, 2003	La Cabeza Project	Estelar Properties	Other	2003 Total
Exploration costs				
Accommodations and meals	$ 17,028	$ 3,447	$ 9,274	$ 29,749
Administration and professional	34,587	16,517	5,353	56,457
Assays	3,814	6,872	58	10,744
Camp	22,821	11,894	18,091	52,806
Consultants and contractors	95,649	9,241	59,214	164,104
Geological surveying	19,336	42	1,771	21,149
Recording fees	4,566	4,626	24	9,216
Travel	25,695	9,062	18,137	52,894
Wages and benefits	9,373	22,254	14,561	46,188
	232,869	83,955	126,483	443,307
Property examination costs	-	-	(49,661)	(49,661)
Total costs incurred during the year	232,869	83,955	76,822	393,646
Write-off of costs	-	-	(40,835)	(40,835)
Balance of costs, end of year	$ 232,869	$ 83,955	$ 35,987	$ 352,811

1. Nature of Business and Continued Operations

Exeter Resource Corporation (the "Company") is an exploration stage company incorporated under the laws of British Columbia, Canada and, together with its subsidiaries, is engaged in the acquisition, exploration and development of mineral properties located in Argentina and Chile.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The recoverability of the amount recorded for mineral properties and deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such reserves, and the future profitable production or disposition of such reserves.

2. Significant Accounting Policies

a) Mineral properties and deferred costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of, either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property on a unit of production basis. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.

Management reviews capitalized costs on its mineral properties on an annual basis at the balance sheet date and will recognize impairment in value based upon current exploration results and upon management's assessment of the probability of future revenues from the property or sale of the property.

Recorded costs of mineral properties and deferred exploration costs are not intended to reflect present or future values of the mineral properties. The recovery of recorded costs is subject to measurement uncertainty and it is reasonably possible that changes in future conditions in the near term could require a material change in the recorded amount.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior undetected agreements or transfers and title may by affected by such defects.

b) Property examination costs

Property examination costs represent the costs of evaluating the potential merit of mineral properties and new opportunities in which the Company has not yet acquired an interest.

c) Asset retirement obligations

The Company has adopted Accounting Standards Section 3110 "asset retirement obligations", which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated normal future value.

Management of the Company has determined that the adoption of this policy has had no effect in the current year.

d) Cash and cash equivalents

Cash and cash equivalents include Cashable Guaranteed Investment Certificates valued at cost.

e) Translation of foreign currencies

Foreign currencies have been translated into Canadian dollars using the temporal method, as follows:

i) Monetary items, at the rate of exchange prevailing at the consolidated balance sheet date.
ii) Non-monetary items, at the rate of exchange prevailing when they were acquired.

iii) Deferred exploration and administration costs, at the average rate of exchange during the period in which the transaction occurred.

Gains and losses arising on currency translation are included in the Statements of Operations.

f) Property and equipment

Property and equipment are carried at cost less accumulated amortization. Amortization is calculated at the following annual rates:

Vehicles	Straight-line – 3 years
Equipment	Straight-line – 5 years
Computer equipment	Straight-line – 3 years
Website	Straight-line – 3 years
Leasehold improvements	Over the life of the lease
Computer software	Straight-line – 2 years
Office equipment	Straight-line – 5 years

g) Loss per share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding during the year.

Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

h) Share issue costs

Share issue costs incurred on the issue of the Company's shares are charged directly to share capital.

i) Stock-based compensation

The Company has adopted an incentive stock option plan, which is described in note 9.

All stock-based awards are measured and recognized using the fair-value method as determined by the Black-Scholes option pricing model. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to settle, or has the practice of settling, in cash are recorded as liabilities.

j) Income taxes

Income taxes are accounted for using the future income tax method. Under this method, income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

k) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Significant areas where management judgment is applied are mineral property valuation, valuation of future income tax benefits and contingent liabilities. Actual results could differ from those estimates.

3. Financial Instruments

All significant financial assets, financial liabilities, and equity instruments of the Company are either recognized or disclosed in the financial statements, together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

Certain financial instruments of the Company include amounts translated from foreign currencies into Canadian dollars. Listed below are the relevant instruments and the amounts of foreign currencies included in those balances:

	Argentine Pesos
Cash and cash equivalents	251,993
Other receivables and prepaid expenses	64,378
Accounts payable and accrued liabilities	533,232

Argentine Pesos are translated at the rate of $1 equals 2.59 Pesos.

4. Principles of Consolidation

The consolidated financial statements include the accounts of the following subsidiaries:

	Incorporation	Percentage of Ownership
Cognito Limited ("Cognito")	British Virgin Islands	100%
Estelar Resources Limited ("Estelar")	British Virgin Islands	100%

5. Investments in Subsidiaries

a) Cognito Limited (See Note 10g)

By a Principles of Agreement dated October 27, 2002, and an Option to Purchase, Acquisition and Joint Venture Agreement, dated January 18, 2003, and an agreement dated April 30, 2003, the Company acquired the right to earn a 100% interest in Cognito from Rowen Company Limited. ("Rowen"). The President and CEO of the Company is a beneficial owner of Rowen. Cognito holds an option to acquire a 100% interest, subject to a 3.5% net smelter royalty ("NSR"), in the La Cabeza Project. (See note 8a).

The terms of the acquisition of Cognito were as follows:

For the option to acquire an initial 50% interest:

- 800,000 shares of the Company's capital stock (issued at a price of $0.15 per share).

For the option to acquire the second (remaining) 50% interest:

- 800,000 shares of the Company's capital stock (issued at a price of $0.25 per share); and
- $25,000 cash (paid).

Direct costs of the acquisition totaled $2,908.

Effective July 22, 2003, the Company had issued the shares and paid the consideration required to acquire the rights to earn a 100% interest in Cognito. At that date, the fair value of the consideration paid for those rights was $347,908, which has been recorded as mineral property acquisition costs.

In order to exercise its option to acquire the initial 50% interest in Cognito, the Company was required to complete a bankable feasibility study or incur aggregate exploration expenditures of US$3,000,000.

On the earlier of incurring US$3,000,000 in expenditures or the completion of a bankable feasibility study, the Company could exercise the option to acquire the remaining 50% interest in Cognito by, at its option, issuing 2,500,000 shares or paying $2,500,000.

In July 2005 the Company issued 2,500,000 shares, at a price of $1.00 per share, to Rowen for the acquisition of the remaining 50% interest to hold a 100% interest in Cognito. See note 10g.

b) Estelar Resources Limited

By an agreement dated May 2003, the Company acquired the right to a 100% interest in Estelar and effective July 22, 2003, upon the issuance of 1,000,000 shares of the Company's capital stock (issued at a price of $0.235 per share) acquired Estelar. The Chairman of the Company owned a 71.3% interest in Estelar, as such the transaction was a related party transaction. At that date the fair value of the assets acquired was $237,820, which has been recorded as mineral property acquisition costs. Direct costs of the acquisition totaled $2,820.

c) Golden Glacier Finance Limited

During the year ended December 31, 2003, the Company abandoned its 100% interest in Golden Glacier Finance Limited ("GGF"). At the date of disposition, the net assets of GGF and loss on disposition were nil. GGF's net loss for the year to date of disposition was $17,764.

6. Cash and Cash Equivalents

	2005	2004
Cash	$ 623,697	$ 494,873
Cashable Guaranteed Investment Certificates	7,165,000	1,964,000
	$ 7,788,697	$ 2,458,873

The Cashable Guaranteed Investment Certificates carry interest rates varying between 2.25% and 3.00% and mature at various times over the next 355 days.

7. Property and Equipment

	2005 Cost	2005 Accumulated Amortization	2005 Net Book Value	2004 Cost	2004 Accumulated Amortization	2004 Net Book Value
Canada						
Computer equipment	$ 34,690	$ 11,591	$ 23,099	$ 18,922	$ 5,071	$ 13,851
Website	25,898	17,533	8,365	25,898	8,900	16,998
Leasehold Improvements	11,404	1,170	10,234	-	-	-
Equipment	8,500	2,007	6,493	31,476	1,730	29,746
Computer software	5,764	5,764	-	1,516	1,516	-
Office equipment	4,502	730	3,772	933	245	688
	90,758	38,795	51,963	78,745	17,462	61,283
Argentina						
Vehicles	92,540	40,190	52,350	92,540	30,817	61,723
Equipment	45,411	40,734	4,677	16,559	5,710	10,849
Computer equipment	16,011	6,578	9,433	5,677	1,968	3,709
Computer software	3,216	3,216	-	3,216	1,777	1,439
	157,178	90,718	66,460	117,992	40,272	77,720
	$ 247,936	$ 129,513	$ 118,423	$ 196,737	$ 57,734	$ 139,003

8. Mineral Properties and Deferred Costs

2005	Acquisition Costs	Deferred Exploration Costs	Write-down of Capitalized Costs	Total
a) La Cabeza	$ 3,025,875	$ 4,976,745	$ -	$ 8,002,620
b) Estelar Properties	237,820	120,435	-	358,255
c) MRP Properties	25,000	459	-	25,459
d) CVSA Properties	128,572	2,117,037	-	2,245,609
	$ 3,417,267	$ 7,214,676	$ -	$10,631,943

2004 (Note 14)	Acquisition Costs	Deferred Exploration Costs	Write-down of Capitalized Costs	Total
a) La Cabeza	$ 406,752	$ 1,953,231	$ -	$ 2,359,983
b) Estelar Properties	237,820	97,998	-	335,818
c) MRP Properties	12,500	459	-	12,959
d) CVSA Properties	128,572	975,008	-	1,103,580
e) Papagallos Properties	-	85,965	(85,965)	-
	$ 785,644	$ 3,112,661	$ (85,965)	$ 3,812,340

a) La Cabeza (See note 5a)

By an agreement dated February 27, 2003, Cognito has the right to acquire a 100% interest (subject to a 3.5% net smelter returns royalty ("NSR") which may be purchased for US$1 million) in the La Cabeza project (comprised of seven mineral concessions), located in Mendoza Province, Argentina, for consideration of:

- Cash payments totaling US$525,000, as follows:
  - US$5,000 due December 15, 2002 (paid);
  - US$15,000 on or before December 15, 2003 (paid);
  - US$25,000 on or before December 15, 2004 (paid);
  - US$35,000 on or before December 15, 2005 (paid);
  - US$45,000 on or before December 15, 2006; and
  - US$50,000 on or before December 15 of each year thereafter up to and including December 15, 2014.

The Company may terminate the payments described above upon making a development decision in respect to the project; provided that production at the project must commence within two years.

In December 2005, Cognito purchased the surface rights covering the area of the proposed mine development at La Cabeza by paying the owners $77,804 cash. In addition, Cognito is required to build two dwellings elsewhere on the property at an estimated cost of $75,000. The previous owners of the property will continue to use the property outside the proposed mine area for grazing of livestock and retain the right to re-acquire the property upon completion of mining activities.

b) **Estelar Properties**

Estelar has acquired a 100% interest in the Quispe, Rosarita and Uspallata projects (comprised of twenty-one mining concessions), located in Catamarca and San Juan Provinces, Argentina by granting the previous owners a 2% NSR from any future production from the properties. Estelar does not have any expenditure commitments on the properties.

c) **MRP Properties**

By an agreement dated October 1, 2003, Estelar obtained the right to acquire a 100% interest (subject to a 2% NSR which may be purchased for $750,000) in the Agua Nueva, La Ramada and Rosarita South projects (comprised of forty-five mineral concessions), located in Mendoza, San Juan and La Rioja Provinces, Argentina, for consideration of:

- Cash payments totaling $440,000, as follows:
  - $5,000 on signing of the Agreement (paid);
  - $7,500 on or before October 1, 2004 (paid);
  - $12,500 on or before October 1, 2005 (paid);
  - $20,000 on or before October 1, 2006;
  - $25,000 on or before October 1, 2007;
  - $30,000 on or before October 1, 2008;
  - $40,000 on or before October 1, 2009; and
  - $50,000 on or before October 1 of each year thereafter to 2015.

In the event a decision is made to build and operate a mine on any of the projects, Estelar is not obliged to make any remaining payments.

d) **CVSA Properties**

By Exploration and Option Agreement, dated December 30, 2003, Estelar may earn a 100% interest (subject to a 2% NSR) in the Cerro Moro, Santa Cruz, Chubut and Rio Negro projects (comprised of thirty-nine mineral concessions), located in Santa Cruz, Chubut and Rio Negro Provinces, Argentina, for consideration of:

- Cash payments totaling US$100,000, as follows:
  - US$75,000 on or before March 30, 2004 (paid); and
  - US$25,000 on or before September 30, 2004 (paid).
- Incurring exploration expenditures totaling US$3,000,000, as follows:
  - US$250,000 on or before December 30, 2004 (incurred);
  - US$250,000 on or before December 30, 2005 (incurred);
  - US$250,000 on or before December 30, 2006;
  - US$750,000 on or before December 30, 2007;
  - US$750,000 on or before December 30, 2008; and
  - US$750,000 on or before December 30, 2009.

Once Estelar has incurred exploration expenditures of US$3,000,000 on any one of the projects, the vendor retains the right to buy back a 60% interest in that project by paying Estelar an amount equal to 2.5 times its exploration expenditures on the project and funding the project to completion of a bankable feasibility study. The vendor may earn an additional 10% interest in the project (for a total 70% interest) by financing Estelar's share of mine development costs. Should the vendor elect not to exercise its back in right, its interest will revert to a 2% NSR on that project.

e) **Papagallos Properties**

By an agreement dated November 1, 2003, the Company obtained the right to earn a 100% interest in the Papagallos project (comprised of five mineral concessions, of which one was subject to a 2% NSR) located in the Mendoza Province of Argentina by incurring exploration expenditures and cash payments totaling US$3,500,000.

In 2004, the Company abandoned this project, and, accordingly, the related capitalized costs were written-off to operations.

f) **Rio Tinto Properties**

By agreement dated March 8, 2005, the Company acquired the right to review exploration data regarding an area of interest in southern Chile. Under the terms of the agreement, the Company will acquire a joint interest in the exploration data and all new data generated in the area of interest, upon the expenditure of US$50,000. In addition, the agreement covers all mineral rights which the Company or its affiliates acquire in the area of interest during the three year period ending March 8, 2008 which will be subject to an option to joint venture with Rio Tinto Mining and Exploration Limited ("Rio Tinto").

Under the terms of the agreement, upon the completion of 10,000 meters of drilling in the area of interest by the Company, Rio Tinto shall have the option to acquire a 60% interest in the property by paying to the Company three times the amount of its exploration expenditures incurred on the property subsequent to the date of the agreement. Upon the earning of a 60% interest in the property by Rio Tinto, the Company will have sixty days to either:

- fund its 40% share of costs and expenses; or
- grant Rio Tinto an option to earn an additional 15% interest (for a total 75% interest) by funding future exploration expenditures on the property, including the completion of a feasibility study.

Upon completion of the feasibility study, the parties will share development costs pro rata, or dilution will apply.

g) **Maricunga Properties**

By an agreement dated October 11, 2005, the Company acquired the right to review a number of properties in the Maricunga region of Chile. Under the terms of the agreement, the Company can earn a 100% interest in the properties by incurring aggregate expenditures of US$2,550,000 over five years including conducting 15,500 meters of drilling. The Vendor will retain a 3% NSR in the properties. The Company may withdraw from the agreement at any time after expending US$250,000 including conducting 1,500 meters of drilling.

9. Share Capital

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	2005		2004 (Note 14)	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	15,356,387	$ 14,078,259	8,512,837	$ 8,351,774
Issued during the year for:				
Cash	9,944,876	11,455,450	3,966,570	3,206,737
Share subscription advances	-	-	2,876,980	2,876,980
Acquisition of Cognito	2,500,000	2,500,000	-	-
Finder's fee	44,500	57,850	-	-
Contributed surplus allocated	-	76,306	-	10,366
Share issue costs	-	(365,595)	-	(367,598)
Balance, end of year	27,845,763	$ 27,802,270	15,356,387	$ 14,078,259

Transactions for the Issue of Share Capital During the Year Ended December 31, 2005:

a) The Company completed a private placement financing consisting of 1,907,667 units, at a price of $1.20 per unit, for total consideration of $2,289,200. Each unit consisted of one share and one-half of a share purchase warrant. Each whole share purchase warrant is exercisable to acquire one additional share at a price of $1.35 on or before April 14, 2006.

The Company paid costs totaling $158,134 in connection with this private placement.

b) The Company completed a private placement financing consisting of 5,979,334 units, at a price of $1.30 per unit, for total consideration of $7,773,134. Each unit consisted of one share and one-half share purchase warrant. Each share purchase warrant is exercisable to acquire one additional share at a price of $1.70 on or before December 21, 2006.

The Company paid share issuance costs totaling $149,611 and issued 44,500 units with a fair value of $57,850 as finders' fees in connection with this private placement. Each unit consists of one share and one-half share purchase

warrant. Each share purchase warrant is exercisable to acquire one additional share at a price of $1.70 on or before December 21, 2006.

c) The Company issued 1,722,500 shares for proceeds of $1,147,225 upon the exercise of warrants, as follows: 155,000 shares at a price of $0.22 per share;175,000 shares at a price of $0.23; 1,345,000 shares at a price of $0.75; and 47,500 shares at a price of $1.35.

d) The Company issued 335,375 shares for proceeds of $245,891 upon the exercise of stock options as follows: 80,000 shares at a price of $0.41; 149,750 shares at a price of $0.76; 15,625 shares at a price of $0.85; 40,000 shares at a price of $0.90; and 50,000 shares at a price of $1.00.

In addition, an amount totaling $76,306, representing stock-based compensation recognized on vesting of the above stock options, has been allocated to share capital.

e) The Company issued 2,500,000 shares at a price of $1.00 for the acquisition of the remaining 50% interest in Cognito. See notes 5a and 10g.

Transactions for the Issue of Share Capital During the Year Ended December 31, 2004:

a) The Company completed a private placement financing consisting of 4,000,000 units, at a price of $1.00 per unit, for total consideration of $4,000,000 of which $2,876,980 was received prior to December 31, 2003. Each unit consisted of one share and one-half of a share purchase warrant. Each whole share purchase warrant was exercisable to acquire one additional share at a price of $1.35 on or before April 12, 2005, except that, in the event that the closing price of trading in the Company's shares equaled or exceeded $1.75 for a period of ten consecutive trading days, the warrants would expire in 30 days.

The Company paid share issuance costs totaling $263,052 in connection with this private placement, of which $26,969 was paid prior to December 31, 2003. In addition, the Company issued 357,700 warrants, with a fair value of $28,046, as finders' fees in connection with this transaction. Each warrant was exercisable to acquire one share at a price of $1.35 on or before April 12, 2005, except that in the event that the closing price of trading in the Company's shares equaled or exceeded $1.75 for a period of ten consecutive days, the warrants would expire in 30 days.

b) The Company completed a private placement financing consisting of 1,400,000 units, at a price of $1.00 per unit, for total consideration of $1,400,000. Each unit consisted of one share and one-half share purchase warrant. Each share purchase warrant is exercisable to acquire one additional share at a price of $1.35 on or before October 22, 2006. The Company paid finder's fees of $76,500 in connection with this transaction.

c) The Company issued 1,408,550 shares upon the exercise of warrants, as follows: 1,120,000 shares at a price of $0.25 per share for a total consideration of $280,000; and 288,550 shares at a price of $1.35 per share, for total consideration of $389,542, of which $22,680 was received after the year end.

In addition, an amount totaling $5,610 representing stock-based compensation recognized on vesting of the above agent's warrants, was allocated to share capital.

d) The Company issued 35,000 shares at a price of $0.405 per share for the exercise of stock options, for total consideration of $14,175.

In addition, an amount totaling $4,756, representing stock-based compensation recognized on vesting of the above stock options, was allocated to share capital.

Stock Option Plan

The Company has adopted an incentive stock option plan (the "Plan"), the essential elements of which are as follows. The aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 3,573,818 without shareholder and TSX Venture Exchange approval. The directors of the Company have approved an increase to the number of stock options issuable under the Plan to 5,569,152. The amendment to the Plan is subject to TSX Venture Exchange approval and shareholder approval at the Company's next annual general meeting. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company's shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange policy), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange.

A summary of the status of options granted by the Company, as of December 31, 2005 and 2004 and changes during the years then ended, is as follows:

	2005		2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	2,714,750	$ 0.93	816,750	$ 0.43
Forfeited/cancelled	(405,625)	1.14	(80,000)	1.08
Granted	2,976,000	1.31	2,013,000	1.12
Exercised	(335,375)	0.73	(35,000)	0.41
Options outstanding, end of year	4,949,750	$ 1.15	2,714,750	$ 0.93

At December 31, 2005, the Company had stock options outstanding and exercisable to acquire 4,949,750 and 4,509,990 shares respectively, as follows:

Number of Options Outstanding	Number of Options Exercisable	Price	Expiry Date
100,000	100,000	$ 1.20	May 1, 2006
75,000	75,000	$ 1.00	October 8, 2006
100,000	100,000	$ 1.30	December 30, 2006
167,000	167,000	$ 0.22	March 20, 2008
305,000	305,000	$ 0.405	August 15, 2008
1,163,000	1,163,000	$ 1.08	January 21, 2009
10,000	10,000	$ 1.41	April 7, 2009
3,750	3,750	$ 0.85	June 21, 2009
50,000	50,000	$ 1.00	October 8, 2009
300,000	300,000	$ 1.20	April 5, 2010
325,000	325,000	$ 1.20	March 22, 2010
435,000	435,000	$ 1.12	July 7, 2010
400,000	400,000	$ 1.10	August 19, 2010
180,000	30,000	$ 1.17	October 5, 2010
316,000	281,240	$ 1.20	October 20, 2010
1,020,000	765,000	$ 1.59	December 20, 2010
4,949,750	4,509,990		

The following table summarizes information about the stock options outstanding at December 31, 2005:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
0.00 – 0.50	472,000	2.48	0.34
0.51 – 1.00	128,750	2.02	1.00
1.01 – 1.50	3,329,000	3.79	1.14
1.51 – 2.00	1,020,000	4.97	1.59
	4,949,750	3.85	1.15

Stock-based Compensation

The fair values of options granted during the years ended December 31, 2005, 2004 and 2003 was estimated at the grant date using the Black-Scholes option pricing model, with the following weighted average assumptions:

	2005	2004	2003
Expected annual volatility	67.45%	27.37%	48.14%
Risk-free interest rate	3.44%	3.53%	4.14%
Expected life	3.26 years	2.52 years	2.5 years
Expected dividend yield	0%	0%	0%

Based on the above assumptions, the average fair value of each option granted and vested was $0.74, accordingly compensation expense of $1,886,463 was recorded in the statement of operations for fiscal 2005.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Warrants

At December 31, 2005, the Company had outstanding share purchase warrants exercisable to acquire 5,348,250 shares as follows:

Number	Exercise Price	Expiry Date
1,400,000	$ 1.35	October 22, 2006
936,334	$ 1.35	April 14, 2006
3,011,916	$ 1.70	December 21, 2006
5,348,250		

Contributed Surplus

	2005	2004
Balance, beginning of year	$ 378,003	$ 91,127
Stock-based compensation expense	1,886,463	269,196
Agent's warrants	-	28,046
Contributed surplus allocated	(76,306)	(10,366)
Balance, end of year	$ 2,188,160	$ 378,003

10. Related Party Transactions

Amounts due to related parties are for management, consulting, exploration and legal fees and for expenses incurred while conducting the Company's business. These amounts are settled as and when due.

A total of $681,280 (2004: $576,239; 2003: $230,554) was paid to or accrued for related party transactions as described below. In addition, the Company issued 2,500,000 common shares at a price of $1.00 per share for the acquisition of Cognito and has reimbursed the related parties for expenditures incurred on the Company's behalf or in conducting the Company's business.

a) Exploration and consulting fees totaling $144,000 (2004 - $147,490; 2003 - $30,000) and $21,000 (2004 - $nil; 2003 - $nil) for the provision of other consultants was paid or accrued to a corporation of which the President and CEO of the Company is a beneficiary.

b) Management and consulting fees totaling $96,000 (2004 - $88,000; 2003 - $10,000), share and deferred share issue costs totaling $nil (2004 - $nil; 2003 - $37,500) were paid or accrued to a corporation controlled by the Chairman of the Company. In addition rent totaling $17,030 (2004 - $28,093; 2003 - $nil) was paid to a corporation of which the Chairman was a Director.

c) Management fees of $85,000 (2004 – $nil; 2003 - $nil) were paid to a corporation controlled by the CFO of the Company.

d) Legal fees totaling $105,866 (2004 - $92,775; 2003 - $13,316), and share issue costs totaling $64,984 (2004 - $16,969; 2003 - $3,750) were paid or accrued to a corporation controlled by a Director of the Company of which the Secretary of the Company is an employee.

e) Exploration and development costs totaling $134,000 (2004 - $118,497; 2003 - $78,559) were paid or accrued to a company controlled by the Company's Vice President, Exploration.

f) Administrative consulting fees totaling $13,400 (2004 - $19,975; 2003 - $nil) were paid to a corporation controlled by the former CFO of the Company.

The above transactions are in the normal course of operations (and the following transaction not in the normal course of operations) and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

g) The Company issued 2,500,000 shares at a price of $1.00 per share to Rowen for the acquisition of the remaining 50% interest in Cognito. See note 5a. The President and CEO of the Company is a beneficial owner of Rowen.

11. **Supplemental Cash Flow Information**

The Company incurred non-cash financing and investing activities during the years ended December 31, 2005, 2004 and 2003, as follows:

	2005	2004	2003
Non-cash financing activities:			
Issue of share capital for:			
Acquisition of mineral properties	$ 2,500,000	$ -	$ 555,000
Debt	-	-	189,642
Finder's fees	57,850	-	2,625
Contributed surplus allocated	76,306	10,366	4,428
Share issue costs	(57,850)	(55,015)	-
	$ 2,576,306	$ (44,649)	$ 751,695
Non-cash investing activity:			
Acquisition costs of mineral properties	$ (2,500,000)	$ -	$ (555,000)

12. **Segmented Information**

The Company's activities are all in the one industry segment of mineral property acquisition and exploration.

Net assets by geographical segments is as follows:

December 31, 2005	Canada	Argentina	Total
Cash and cash equivalents	$ 7,692,285	$ 96,412	$ 7,788,697
Other current assets	80,169	24,514	104,683
Property and equipment	51,963	66,460	118,423
Mineral properties and deferred costs	-	10,631,943	10,631,943
	7,824,417	10,819,329	18,643,746
Current liabilities	(350,951)	(203,847)	(554,798)
	$ 7,473,466	$ 10,615,482	$18,088,948

December 31, 2004	Canada	Argentina	Total
Cash and cash equivalents	$ 2,370,497	$ 88,376	$ 2,458,873
Other current assets	47,872	11,187	59,059
Property and equipment	61,283	77,720	139,003
Mineral properties and deferred costs	-	3,812,340	3,812,340
	2,479,652	3,989,623	6,469,275
Current liabilities	(197,447)	(24,907)	(222,354)
	$ 2,282,205	$ 3,964,716	$ 6,246,921

13. **Income Taxes**

A reconciliation of consolidated income taxes at statutory rates with the reported taxes is as follows:

	2005	2004
Net loss for the year before income tax	$ 3,692,141	$ 1,271,096
Combined federal and provincial tax rate	34.10%	35.62%
Income tax recovery at statutory rates	(1,259,020)	(452,764)
Unrecognized items for tax purposes	747,357	135,423
Share issue costs	(50,885)	(27,108)
Unrecognized benefits of non-capital loss carry-forwards	541,426	314,261

Canada		
Argentina	21,122	30,188
Future income taxes (recovery)	$ Nil	$ Nil

The significant components of the Company's consolidated future tax assets are as follows:

		2005		2004
Non-capital loss carry forwards - Canada	$	1,093,000	$	576,000
Non-capital loss carry forwards - Argentina		51,000		30,000
Exploration and development deductions - Canada		379,000		264,000
Exploration and development deductions - Argentina		(62,000)		257,000
Property and equipment - Canada		31,000		28,000
Property and equipment - Argentina		23,000		27,000
Share issue costs		175,000		106,000
		1,690,000		1,288,000
Valuation allowance		(1,690,000)		(1,288,000)
	$	Nil	$	Nil

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $3,209,000 expire as follows:

2006	$	111,000
2007		128,000
2008		137,000
2009		159,000
2010		200,000
2014		882,000
2015		1,592,000
	$	3,209,000

At December 31, 2005, the Company has unclaimed Canadian resource and other deductions in the amount of $1,112,000 (2004 - $828,000) which may be deducted against future taxable income on a discretionary basis.

In addition, the Company has share issue costs totaling $513,000 (2004 - $296,000) which have not been claimed for income tax purposes.

Tax benefits have not been recorded due to uncertainty regarding their utilization.

14. Comparative Figures

Certain comparative figures have been reclassified to conform with the current year's consolidated financial statement presentation.

15. Subsequent Events

Subsequent to December 31, 2005:

(a) the Company issued 517,500 shares upon the exercise of warrants at a price of $1.35 per unit, for total consideration of $698,625.

(b) the Company issued 50,000 shares upon the exercise of stock options for a total consideration of $28,300; 20,000 shares at a price of $1.08 for a total consideration of $21,600; and 30,000 shares at a price of $0.22 for total consideration of $6,600.

(c) The Company granted 175,000 stock options, with a fair value of $163,535, exercisable at a price of $1.79 per share on or before February 3, 2011.

16. Differences between Canadian and US Generally Accepted Accounting Principles

The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The material measurement differences between GAAP in Canada and the United States that would have had an effect on these financial statements are as follows:

Balance Sheet

(i) Mineral Properties and deferred costs		2005		2004
Mineral properties and deferred costs – under Cdn GAAP	$	10,631,943	$	3,812,340
Add back write-off of mineral properties under Canadian GAAP		-		85,965
Mineral property expenditures expensed under US GAAP		(10,631,943)		(3,898,305)
Mineral properties and deferred costs – under US GAAP	$	-	$	-

(ii) Shareholders Equity		2005		2004
Shareholders Equity – under Cdn GAAP	$	18,088,948	$	6,246,921
Deficit – under Canadian GAAP		11,901,482		8,209,341
Deficit – under US GAAP		(22,533,423)		(12,021,681)
Shareholder's Equity – under US GAAP	$	7,457,007	$	2,434,581

Statement of Operations and Deficit		2005		2004		2003
Loss for the year – under Cdn GAAP	$	(3,692,141)	$	(1,271,096)	$	(385,246)
Add back write-off of mineral properties under Canadian GAAP		-		85,965		40,835
Mineral property expenditures expensed under US GAAP		(6,819,603)		(2,926,916)		(1,012,224)
Loss for the year – under US GAAP	$	(10,511,744)	$	(4,112,047)	$	(1,356,635)
Basic and diluted loss per share – under US GAAP	$	(0.58)	$	(0.32)	$	(0.30)

		2005		2004		2003
Deficit under US GAAP - beginning of year	$	12,021,681	$	7,909,634	$	6,552,999
Loss – under US GAAP		10,511,744		4,112,047		1,356,635
Deficit – under US GAAP – end of year	$	22,533,425	$	12,021,681	$	7,909,634

Statements of Cash Flows		2005		2004		2003
Operating Activities – under Cdn GAAP	$	(1,814,599)	$	(861,477)	$	(121,317)
Acquisition of mineral properties		(131,623)		(167,066)		(63,578)
Exploration activities – amounts payable		308,965		28,589		44,448
Deferred exploration costs, net of amortization and property examination costs		(4,137,379)		(2,719,091)		(391,458)
Operating Activities – under US GAAP		(5,774,636)		(3,719,045)		(531,905)
Investing Activities – under Cdn GAAP		(4,011,236)		(3,022,602)		(408,320)
Acquisition of Mineral Properties		131,623		167,066		63,578
Exploration activities – amounts payable		(308,965)		(28,589)		(44,448)
Deferred exploration costs, net of amortization and property examination costs		4,137,379		2,719,919		391,458
Investing Activities – under US GAAP	$	(51,199)	$	(164,206)	$	2,268

Exploration expenditures

For US GAAP purposes, the Company expenses exploration expenditures when incurred. When proven and probable reserves are determined for a property, subsequent development costs of the property will be capitalized. The capitalized costs of such properties will then be measured, on a periodic basis for recoverability of carrying values.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

March 15, 2006

REPORT ON OPERATIONS

Operations

Following its reorganization in 2002, the Company focused, first, on the acquisition of mineral properties and securing capital for the exploration of those properties.

In 2003, the Company acquired, or secured an option to acquire, the rights to five groups of gold properties in Argentina, including its principal and most advanced property, La Cabeza. These acquisitions and subsequent, successful, financing efforts represent substantial milestones for the Company.

In 2004, the Company expanded its exploration team, based in Mendoza City, Argentina, and rented new offices to accommodate this expansion. Four projects were advanced to the drilling stage; and one, the La Cabeza project, moved to the evaluation stage. The acquisition and initial exploration of a portfolio of Patagonia gold projects, acquired through an alliance with Cerro Vanguardia S.A., led to the drilling of the Cerro Moro and Cerro Puntudo projects.

In 2005, the Company continued with the exploration programs initiated in 2004, and advanced its La Cabeza project through continued drilling programs and engineering studies. In addition, during the year, the Company commenced work on projects in Chile that were acquired through agreements with Rio Tinto Mining and Exploration Limited and Anglo American Chile Limitada and Empresa Mantos Blancos S.A.



Paraguay
Brazil
Argentina
Quispe
Dolores
Mendoza
Santiago
Uruguay
Buenos Aires
Chile
La Cabeza
Milagros
Rio Negro
Chubut
epithermal gold
porphyry gold-copper
Cerro Moro
exeter

A summary of the Company's mineral properties follows:

SUMMARY OF PROJECTS

Vendor/ Options	Rights Aquired	Major Properties	Land Area (sq. km)	Paid to Date	Future Commitments
Cognito Limited ("Cognito")	Option for 100%	La Cabeza - 7 concessions	100	4,100,000 shares plus US $80,000	- cash payments totalling US$ 445,000 to Dec. 15, 2014 - 3.5% NSR
Estelar Resources Limited ("Estelar")	Option for 100%	Rosaria, Quispe, Llanos Ricos/El Salado and Dolores - 21 concessions	385	1,000,000 shares	- 2% NSR
Minera Rio de la Plata ("MRP")	Option for 100%	Agua Nueva, Rosarita S. La Ramada - 45 concessions	312	$25,000	- cash payments totalling $415,000 - 2% NSR
Cerro Vanguardia Sociedad Anonima ("CVSA")	Option for 100%	Cerro Moro, Santa Cruz, Chubut, Rio Negro - 25 concessions	1,047	US $100,000	- exploration expenditures totalling US$ 3,000,000 to Dec. 30, 2009 - 2% NSR
Anglo American Chile Limitada & Empresa Minera Mantos Blancos S.A. ("Anglo American")	Option for 100%	Various	30	Nil	- expenditure totalling US$ 2.55 m to Oct 10, 2014 - 3.0 % NSR

PRINCIPAL PROJECTS

The following is a discussion of the material projects of the Company.

La Cabeza

Acquisition terms

In March 2003, the Company announced that it had acquired the option to a 50% equity interest in Cognito Limited ("Cognito"), a company that has the option to acquire a 100% interest in the La Cabeza gold project in Argentina, in consideration of the issuance of 800,000 common shares to the principals of Rowen Company Limited ("Rowen"), the beneficial owners of Cognito.

In July 2003, the Company announced that it had acquired an option on the remaining 50% of the shares of Cognito in consideration of the further payment to the principals of Rowen of $25,000 cash and the issuance of an additional 800,000 common shares of the Company. As a principal of Rowen, Bryce Roxburgh, the President and CEO and a director of the Company, received a total of 800,000 common shares of the Company. Mr. Roxburgh did not vote as a director on matters concerning La Cabeza, where his interest in Rowen represented a potential conflict of interest.

To exercise the options to acquire 100% of Cognito, the Company was required to incur a total of US$3.0 million in exploration and development expenditures at La Cabeza by March 2007, of which a minimum of US$1.5 million was required to be spent by March 2006. In addition, on the earlier of completion of these expenditures or completion of a bankable feasibility study, the Company was required, as further consideration to the principals of Rowen, to pay $2.5 million cash, or, at the Company's option, to issue 2.5 million common shares of the Company. During 2005 the Company incurred the required

expenditures at La Cabeza, exercised its option to acquire all of the shares of Cognito and issued 2.5 million common shares to Rowen.

To earn its interest in the La Cabeza property (subject to a 3.5% net smelter royalty ("NSR") in favour of the owners of the property), Cognito must pay to the owners of the property a total of US$525,000 in staged payments, by December 2014. On behalf of Cognito, the Company has made all required payments, totalling US$80,000 to date. Cognito may terminate the staged payments upon making a development decision in respect of the project; provided that production commences within two years. Cognito has the option to purchase the NSR for US$1,000,000.

Property Description

La Cabeza is located 370 km south of the city of Mendoza, in Mendoza Province, and consists of seven gold concessions, covering approximately 100 square kilometres. An additional 266 square kilometres of concessions, comprising the Agua Nueva property, are held under option pursuant to an agreement with Minera Rio de la Plata, described below. Geologically, La Cabeza is described as a partially-explored, low-sulphidation, epithermal gold system. It is readily accessed by gravel roads and lies at an elevation of 1,100 metres above sea level. The area has no grid electricity or water pipeline.

The property was discovered in 1997 by Argentina Mineral Development ("AMD"), who spent US$3.34 million on exploration to outline ore-grade gold mineralization within epithermal quartz veins and breccias, in hydrothermally altered, Permo-Triassic felsic volcanic rocks. Preliminary metallurgical test work indicated +90% gold recovery for oxidized and sulphide bearing material by conventional leaching methods. Drilling by AMD included 16,000 metres of diamond and reverse circulation testing. This exploration partially delineated multiple zones of gold mineralisation within a 2 x 2 km area and led to resource calculations and an in-house scoping study.

Exeter commissioned Ruben S. Verzosa, P. Eng. of Langley, British Columbia, a "qualified person" ("QP") as described in the Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101"), to review the results of the AMD exploration program and in-house scoping study. Mr. Verzosa reviewed the methodology of all exploration procedures and confirmed that the resources established to that date were "inferred resources" as defined by the Canadian Institute of Mining, Metallurgy and Petroleum code. The stated inferred resource at a 0.5 grams per tonne ("g/t") cut-off grade was 12 million tonnes at 1.8 g/t gold for 718,000 ounces of gold, and at a 1.0 g/t cut-off grade, was 6.8 million tonnes at 2.8 g/t gold for 628,000 ounces of gold.

Mr. Verzosa recommended exploration in two stages to examine the potential for open pit mining of the known mineralisation at La Cabeza. Stage 1, estimated to cost US$150,000, comprised limited additional drilling to confirm geology, followed by metallurgical testing. Stage 2, estimated to cost US$1.25 million, comprised infill drilling to establish indicated resources to a pre-feasibility level of confidence. Metallurgical, engineering and environmental studies were also recommended. Mr. Verzosa's report can be viewed at www.sedar.com.

Robert Harley, Exeter's Vice President, Exploration completed a report, complying with the requirements of NI 43-101, updating all exploration to September, 2004. This report can also be viewed at www.sedar.com.

Subsequently, Matthew Williams, Exeter's Exploration Manager, and QP, together with independent QP Peter Allen of Australian Mine Design and Development ("AMDAD") of Brisbane, Australia, drafted a new report complying with the requirements of NI 43-101 to accompany the revised statement of Indicated and Inferred Resources. This report was filed on July 27, 2005 and can be viewed on the Company's website at www.exeterresource.com, or on SEDAR at www.sedar.com.

Option to Purchase Surface Rights

The Company holds an option to purchase the surface rights of the 8,000 hectare property overlying the proposed La Cabeza development site for US$67,000, payable over three years. The Company exercised its option and purchased the property in late 2005. The purchase agreement requires that the Company build two new houses for the prior landowners and grants them the right to continue grazing livestock away from the contemplated mining operations.

Exploration and Development Studies

In November 2003, the Company retained independent engineer Sandercock and Associates Pty. Ltd. ("Sandercock"), of Australia, to update the AMD scoping study, in order to assist management in assessing whether to proceed with a pre-feasibility study. The study was not NI 43-101 compliant and is not available to the public. In early 2005, the Company appointed Jerry Perkins as Vice President, Development and Operations and commenced an internal engineering and development study so that management and the board could determine parameters and timing for a full feasibility study. Resources were estimated mid-year based on detailed drilling conducted during 2004 and early 2005. The development study was completed by year end, with selected study results posted on the Company's website during the first quarter of 2006. Because the internal study indicated significant cost escalation over that anticipated in the earlier Sandercock study (such cost escalation was experienced throughout the mining industry during this period), management elected to proceed with additional discovery and confirmation drilling programs, which commenced mid-2005 and are ongoing. The discovery drilling program is designed to increase available resources at the project, while confirmation drilling will lift resources categorised as "inferred" to the "indicated" or "measured" categories.

As part of the discovery drilling program, Dr. Tim Coughlin, a structural and epithermal specialist geologist, visited the project in September 2005 and outlined structural targets for further detailed exploration and possible drilling.

Resource Estimates and Development Studies

Resource Estimates

Following detailed drilling in 2004 and early 2005, the Company contracted Hellman & Schofield, of Sydney, Australia, to provide an independent estimate of gold resources at La Cabeza. The report estimated an "indicated resource" at La Cabeza of 390,000
ounces of gold (6.2 million tonnes at an average grade of 2.0 g/t gold) and an "inferred resource" of 500,000 ounces of gold (12.1 million tonnes at a grade of 1.3 g/t gold), at a cut-off grade of 0.5 g/t. At a higher, 1.0 g/t gold cut-off grade, the "indicated resource" was estimated to be 3.5 million tonnes at a grade of 3.0 g/t gold, for 330,000 ounces, and the "inferred resource" was estimated to be 4.8 million tonnes at 2.2 g/t gold, for 340,000 ounces.

La Cabeza Indicated and Inferred Resources

Indicated (0.5 grams/tonne gold cut-off)			
Zone	**Tonnes**	**Grams/tonne Gold**	**Ounces Gold**
Cuello	1,240,000	3.08	123,000
Ojo	1,740,000	2.22	124,000
Luna	1,870,000	1.57	94,000
Mandibula	1,330,000	1.16	50,000
Total	**6,200,000**	**2.0**	**390,000**

Inferred (0.5 grams/tonne gold cut-off)			
Zone	**Tonnes**	**Grams/tonne Gold**	**Ounces Gold**
Cuello	2,400,000	1.67	129,000
Ojo	1,530,000	0.93	46,000
Luna	3,620,000	1.16	135,000
Mandibula	3,970,000	1.03	131,000
Cachete	350,000	3.08	35,000
Labio East	100,000	4.44	14,000
Labio South	70,000	2.45	6,000
Labio West	80,000	1.67	4,000
Total	**12,100,000**	**1.3**	**500,000**
Indicated (1.0 grams/tonne gold cut-off)			
Zone	**Tonnes**	**Grams/tonne Gold**	**Ounces Gold**
Cuello	910,000	3.93	115,000
Ojo	910,000	3.62	106,000
Luna	1,120,000	2.15	77,000
Mandibula	530,000	1.83	31,000
Total	**3,500,000**	**3.0**	**330,000**
Inferred (1.0 grams/tonne gold cut-off)			
Zone	**Tonnes**	**Grams/tonne Gold**	**Ounces Gold**
Cuello	1,260,000	2.53	102,000
Ojo	380,000	1.67	20,000
Luna	1,270,000	2.01	82,000
Mandibula	1,260,000	1.76	71,000
Cachete	330,000	3.39	36,000
Labio East	90,000	4.96	14,000
Labio South	70,000	2.45	6,000
Labio West	90,000	2.04	6,000
Total	**4,800,000**	**2.2**	**340,000**

The revised mineral resources estimates for the Cuello, Luna, Ojo, and Mandibula zones applied Multiple Indicator Kriging ("MIK") methodology to the Exeter database and geological models. The models, database, and supporting information were independently validated by Peter Allen of Australian Mine Design and Development ("AMDAD") of Brisbane, Australia. The revised resources were estimated using an additional 67 holes, totalling 4,798 metres of drilling and 2,050 metres of sawn channel sampling, conducted in 2004 and 2005.

The Cachete zone resource was re-calculated internally by Exeter utilising a manual polygonal cross sectional method of estimation. Although new, three-dimensional, geological models were constructed for Cachete, it was deemed inappropriate to use MIK methods at that time, due to a lack of drilling density. The previous resource estimates and assumptions for the Labio East, South and West zones were utilized, because the 2004 program did no new work in relation to the drilling database for these zones. These estimates will be revised with the benefit of results of current drilling in these zones.

AMDAD also carried out conceptual pit designs for the Cuello, Luna, Ojo, and Mandibula zones, which showed that, in addition to the indicated resource within pit perimeters, a significant proportion of the inferred resource remained within the potential open pits.

Development Studies

Metallurgy

Metallurgical test work, through 2005, confirmed high gold and silver recoveries using a gravity separation circuit, followed by a conventional carbon-in-leach flow sheet. Gravity gold recovery alone averaged 30 percent and exceeded 50 percent on some samples.

The test programs were carried out at Metcon Pty Ltd of Sydney, Australia (a member of the AMMTEC group), AMMTEC Limited of Perth, Western Australia, Outokumpu Technology Pty Ltd of Perth, Western Australia and Knight Piesold Pty Ltd of Perth, Western Australia. The program included optical mineralogy, comminution, flotation, gravity separation, cyanide leaching and tailings characterization test work.

The test work was carried out on relatively coarsely ground, 95 micron material taken from individual mineralized intercepts and composites prepared from diamond drill cores selected from the 2004 drilling program. The head assays of composite samples from each of the main mineralized zones are as follows:

Assay	Units	Ojo	Luna	Cuello	Bulk
Gold	g/t	9.43	3.13	7.93	5.78
Silver	g/t	6.9	18.3	61.3	25.8
Sulphur	%	0.10	0.16	0.47	0.28
Iron	%	1.50	1.27	1.24	1.26
Arsenic	ppm	4320	105	80	1235
Copper	ppm	38	28	26	27
Lead	ppm	35	32	19	28
Zinc	ppm	78	33	55	52

Specific outcomes from the test work included:

- Grind size: 95 microns
- CIL pulp density: 45% solids
- Gravity circuit recovery 30-50%
- CIL gold recovery 93-94% on the bulk composite
- Gold recovery variability on deposit composites: 92.7% to 93.9%
- Gold recovery variability on individual mineralized intercepts: 80 to 97% – average 91%
- Silver recovery variability on individual mineralized intercepts: 80 to 85%
- Reagent consumption (CaO and NaCN) ~ 0.40 kg/tonne

The La Cabeza ores are characterized as hard and abrasive, in common with other South American epithermal gold deposits. Leach tailings settling rates were fast and densities approaching 65% solids were achieved from continuous settling tests. Specific settling rates were 0.7 tonnes per square metre per hour.

Geotechnical Studies

Geotechnical logging and core orientation by Exeter's Argentina staff geologists were used by Vector Chile Limitada ("Vector") to carry out a "first pass" evaluation of open pit slope stability. Using conservative assumptions, Vector estimated an average pit slope angle of 55 degrees, still incorporating 50% safety factors. This is a relatively steep slope and should assist in reducing the amount of waste rock in mining. The logging program is continuing on drill cores and is now being supplemented by on-site point load testing to give a comprehensive evaluation of different rock strengths. These data will be

re-evaluated in the coming months by independent consultants to provide data of "open-pit design quality".

Conceptual Mine Design

AMDAD used specialized software to develop conceptual open pits based upon current costs and Vector's geotechnical slope criteria. Preliminary open pit designs followed for the Cuello, Luna, Mandibula and Ojo zones, based upon Hellman & Schofield's resource estimates. AMDAD's report provided waste to ore* ratios for each conceptual open pit and led to a base-case production schedule. The average waste to ore ratio for the four zones was 2.5 to 1. These data were used as a basis for a conceptual project infrastructure layout and an internal project evaluation.

Electricity Supply

Exeter engineers, working with power authorities and suppliers of generating equipment, based in Mendoza, Argentina, have compared two electricity supply alternatives for the project: the Provincial electricity grid and on-site power generation using diesel fuel. On a cost-benefit basis, electricity supply using the Provincial grid was shown to be superior, as it locks in a key component of the project operating cost. The preliminary cost estimate of a transmission line is US$5-7 million. Studies in 2006 will evaluate the preferred power supplier, the supply route, and the best cost-offset options for the early production years.

Water Supply

A San Juan, Argentina water consultant (FUUNSAJ) has carried out geophysical surveys over potentially large aquifers near La Cabeza to evaluate water supplies. FUUNSAJ performed pump tests on exploration drill holes for geotechnical purposes and to evaluate the potential contribution by open water seepage. Two sites are potentially capable of meeting the project requirement of 2,000 to 3,000 cubic metres of water daily. Pump testing is scheduled to be completed by July 2006.

Groundwater surveys by FUUNSAJ and Exeter have examined water quality for drinking water supplies. The water is slightly, to moderately, saline, depending on the source. The range of groundwater salinity is well within the efficient processing range of modern reverse osmosis plants for drinking water.

Road Access

Exeter engineers, Mendoza-based civil construction companies, and the Municipality of Malargüe have reviewed and surveyed the existing 200 kilometre-long access routes to the project area. The studies determined the roads to be generally good. First pass cost estimates were obtained for road sections requiring repair or upgrading. Two preferred routes to the project area were selected for further evaluation during the second half of 2006. With rainfall normally restricted to a three month period of thunderstorms in summer, road maintenance appears to be straightforward.

Exeter engineers reviewed the transport logistics for typical construction and operational supplies with a number of large Argentinean transport companies. The costs on a "first pass" basis fall within the range expected for a project of this size.

Mine Accommodation

A Mendoza-based architect was contracted to produce a sympathetic conceptual design for the accommodation camp and offices incorporating the use of local materials. The design was costed by local construction companies and the cost is well within the expected range.

---

* The use of the term "ore" is in the context of the common mining expression "waste to ore ratio" or "stripping ratio" and is not intended to imply that the inferred resources used in this study have any economic status as "ore" as defined in NI 43-101 and the relevant CIM guidelines.

Engineering Consultants

Ausenco Limited of Brisbane, Australia ("Ausenco"), an independent minerals engineering and construction company specializing in international projects, coordinated mining, metallurgical and infrastructure study results into an engineering review. Capital and operating costs to a 25% level of accuracy were developed using detailed equipment lists and current cost factors. Ausenco made useful recommendations for studies to be implemented by Exeter in 2006.

Study Outcomes

At the end of 2005, all the studies described above were reviewed and incorporated into an overall development report prepared by Sandercock. Sandercock provided capital and operating cost estimates for a project with production rates of 500,000 to 1,000,000 tonnes of ore per year. The development report formed the basis of the decision by Exeter's directors to conduct the current resource expansion drilling program.

Current Activity

The objective of these coordinated studies is to facilitate the transition from exploration to a final feasibility study. Both the final feasibility study and the environmental impact assessment ("EIA") study could be initiated in late 2006, following independent database verification and resource estimations by Hellman & Schofield. In addition to the hydrological program, an expanded geotechnical program will also be conducted in 2006 to better define open pit design criteria

More detailed information on Resource and Development studies can be obtained on the Company website: www.exeterresource.com.

Exploration

Drilling and Channel Sampling

The resource expansion drilling and channel sampling program which commenced in July 2005 continued throughout the second half of the year. During the program 202 holes for 8,905 metres were drilled. The ongoing program employs three drill rigs as follows:

(i) a BB-37 mobile diamond rig, capable of drilling in confined/difficult access locations with limited surface disturbance;

(ii) a mobile reverse circulation/rotary airblast ("RAB") rig imported from Australia, to systematically test targets below extensive sand cover, including targets delineated by the structural study; and

(iii) a UDR 650 multipurpose reverse circulation percussion-diamond ("RC")drill rig for testing targets generated by reconnaissance rock chip and channel sampling and the RAB program.

The current program's drilling included 35 diamond holes, for a total of 3,552 metres, and 39 RC holes, for a total of 3,943 metres. Drilling concentrated on the Cuello East, Cuello West and Cuello veins, Ojo, Luna, the Central Vein Zone (Mercedes, Labio East) and the Mandibula zones. At Cuello East and West drilling outlined two and three mineralized veins, respectively, with economic-tenor gold mineralization.

The Cuello West veins are sand covered and located 75 to 125 metres west of the main Cuello vein. Based on current and previous drilling intercepts, the vein system has a minimum length of 150 metres and is open to the north, south and at depth. The Cuello East veins are located 100 metres east of the main Cuello vein and were drilled on a single section, with economic-tenor gold mineralization intersected in channel sampling at surface (6 metres grading 30.3 g/t gold) and drilled intercepts to a vertical depth of +200 metres (3 metres grading 9.0 g/t gold). Additional RC drilling will be conducted during 2006 to test extensions to both the Cuello East and West veins. The Cuello East and West veins have the potential to increase the gold resource and enhance project economics as the mineralization

would fall within preliminary designs for a Cuello open pit.

Drilling at Luna was essentially restricted to confirmation drilling, to lift some of the inferred resources to the indicated category, with results confirming expected continuity of grades. Drilling at Ojo, concentrated around the periphery of the defined zone, and indicated that the mineralized zone remains open to the south, north and east. Drilling will continue into 2006.

To date 128 RAB drill holes for 1,410 metres have been completed.

Channel sampling was conducted in the Central Vein Zone (specifically on the Mercedes and Labio South veins) and the Mandibula zone, the latter showing economic-tenor mineralization, extending for a minimum of 80 metres to the south of the 220 metre-long mineralized zone that was included in the resource estimates announced in July 2005. Although only three holes were drilled during the year due to access limitations, one intersected high grade gold mineralization (LCP 136: 18 metres at a grade of 12.1 g/t gold). To test the depth continuity to the remainder of the +80 metre-long extension to Mandibula, a minimum of 1,500 metres of diamond drilling is planned for 2006. Favourable results may allow expansion of the Mandibula conceptual open pit contemplated in the development study completed in mid 2005.

Regional Exploration

The Company commenced a regional stream sediment sampling program in mid year. A total of 82 samples were collected from the region surrounding the main La Cabeza resource area. Results include a gold anomalous sample, located to the south of La Cabeza.

CVSA Properties - Patagonia

Acquisition terms

In January 2004, the Company announced it had secured an option from Cerro Vanguardia S.A. ("CVSA") to acquire all of CVSA's exploration projects, except those surrounding the Cerro Vanguardia gold mine, in Patagonia, Argentina. CVSA is owned 92.5% by AngloGold Ashanti Ltd. and 7.5% by Fomicruz S.A.

Under the option agreement, Exeter paid CVSA US$100,000 and can earn a 100% interest in the CVSA properties by spending US$3 million within five years, including completing 10,000 metres of drilling, on any of the four major projects. CVSA has the right to back into a 60% interest, by paying Exeter 2.5 times its expenditures and paying for all project costs to the completion of a bankable feasibility study. CVSA can increase its interest to 70%, by financing Exeter's share of mine development costs, at industry standard terms. Should CVSA not elect to back into a project, its interest will revert to a 2% net smelter royalty.

Property Description

The CVSA properties are grouped into the four main project areas listed below, of which Cerro Moro was the most advanced at the time of acquisition:

Cerro Moro	13 properties	153 sq km
Other Santa Cruz properties	5 properties	208 sq km
Chubut properties	14 properties	335 sq km
Rio Negro properties	7 properties	351 sq km

Most of the CVSA properties were acquired by CVSA over 10 years ago, prior to the recent interest in Patagonia. All of the projects have favourable geological settings, significant hydrothermal alteration features and/or anomalous gold or silver geochemistry.

Many of the properties under the agreement were identified by CVSA using satellite imagery following structural studies, suggesting large alteration systems. The amount of subsequent exploration varied, but in many cases anomalous gold and/or silver mineralization was identified. No geophysical surveys were conducted and drilling did not extend into covered areas. In 2004, Exeter prospected all of the systems with a view to identifying gold and/or silver targets for follow-up exploration. Exeter conducted drilling at Cerro Moro and Cerro Puntudo during 2004, and a follow-up drilling program at Cerro Puntudo in May, 2005.

In January 2005, a number of the properties were considered to be low priority targets and were returned to CVSA. Currently, a total of 25 properties covering 12 projects remain under the agreement. In early 2005, prospecting and geochemical sampling was conducted on many of the Chubut and Rio Negro projects. Following that work, the Company decided to focus its attention on the Cerro Moro, Puntudo and Verde projects, situated in Santa Cruz Province.

Cerro Puntudo Project

The 235 square kilometre, Cerro Puntudo project is approximately 100 kilometres west of the Cerro Vanguardia mine, in Santa Cruz. The known mineralization is considered to be epithermal in character, hosted within Jurassic age, felsic volcanic rocks. Prior to drilling, Exeter completed geological, geochemical and induced polarisation geophysical surveys to better define surface mineralization discovered by CVSA. The resistivity response to the known mineralization was best developed at the Rico and La Quebrada zones.

Exeter conducted two drilling programs on the project during 2005. The first program consisted of 34 reverse circulation (RC) drill holes, drilled to down-hole depths of 40 to 109 metres, for a total of 2,179 metres. The drilling tested the Puntudo structural zone, specifically where geochemical, and geophysical targets had been identified.

Drill hole CPRC27 on the Quebrada Zone (27 metres at a grade of 3.7 g/t gold (including 8 metres at a grade of 9.6 g/t gold)) was drilled beneath hole CPRC03 (15 metres at a grade of 1.3 g/t gold) and hole CPRC24 (20 metres at a grade of 3.6 g/t gold (including 4 metres at a grade of 9.2 g/t gold)). A second-tier drill hole on the Rico Zone was drilled beneath hole CPRC12 (15 metres at a grade of 1.8 g/t gold). The deeper holes, generally, intersected the target horizon at a vertical depth of 60 to 70 metres. Holes CPRC24 and CPRC27 intersected wider mineralized zones, with significantly higher gold grades, than did the shallower holes.

Detailed ground magnetic surveys were conducted on the Puntudo project, to better delineate the structure and potentially mineralized zones, prior to the second round of drilling. The follow-up, 1,719 metre, RC drill program was completed mid year. It comprised 21 holes to depths of 36 to 140 metres. Significant assay results included drill hole CRPC48, which intersected 13 metres at a grade of 2.4 g/t gold, from a depth of 64 metres at the Quebrada Zone. Notably, the hole indicated an increased gold grade with depth, between earlier drill holes CRPC02 and CRPC03. Drill hole CRPC50 intersected 4 metres at a grade of 22.7 g/t gold at a site north of the Quebrada Zone. This drill hole was significant in that it indicated an increased gold grade down-dip from earlier drill hole CRPC06. Drill hole CRPC52, intersected 3 metres at a grade of 1.4 g/t gold from a depth of 32 metres - a result considered significant, in that it indicated a new target between the Quebrada and Rico Zones.

Dr Tim Coughlin, a specialist epithermal/structural geologist examined the project in September 2005. Using drilling results and a detailed interpretation of the geological structural data, he identified possible plunging mineralized shoots along the Puntudo structure. Dr. Coughlin also outlined a possible shallow dipping structural zone for drill testing to the south of the previously known Puntudo structure. A follow-up drilling program was recommended for 2006.

Cerro Moro Project

The 157 square kilometre, Cerro Moro epithermal gold project is located in north-eastern Santa Cruz Province, approximately 70 kilometres southwest of Puerto Deseado.

Exploration to date at Cerro Moro has defined 16 vein sets in areas of limited outcrop. Most of the gold occurrences are within a 10 kilometre by 2.5 kilometre area. Low-sulphidation-style gold and silver mineralization is primarily associated with quartz veins 240 to 1,250 metres long. Individual veins range in thickness from 0.2 to 4.5 metres. Some of the veins are exceptionally high in silver.

CVSA previously drilled 34 shallow diamond and/or reverse circulation percussion drill holes, for total of 2,582 metres, over 11 targets. Drill hole spacings were in the order of 250 metres, with average drill intersection depths of only 30 metres.

Exploration in 2004 consisted of 40 reverse circulation drill holes, for a total of 2,066 metres. Prospecting and sampling of new veins, and an orientation induced polarisation (resistivity) survey, were also completed.

An orientation ground magnetic survey, conducted in April 2005, established that this technique could identify the known veins at Cerro Moro. A full magnetic survey was initiated to test zones of structural thickening and/or zones of structural complexity. The survey is expected to be completed by mid 2006. In addition, Dr. Coughlin outlined two areas with a number of structural targets that could have the tonnage potential for a significant gold and silver deposit at Cerro Moro.

A drilling program is proposed for mid-2006, to test targets identified in 2005.

Verde Project

Silver mineralization on the Verde property, in western Santa Cruz Province, relates to at least 30 structures. Mineralization is epithermal in character, with vein quartz and alteration zones in close proximity to a silica lithocap. Strike lengths of veins range from 100 to 700 metres, and widths range from 0.7 to 3.0 metres. Previous work by CVSA included geological mapping and rock chip sampling that returned samples strongly anomalous in silver (+15g/t silver) over a large area.

Exeter's exploration program confirmed the anomalous silver values at Verde. Geological mapping and a detailed ground magnetic survey were also completed. The magnetic survey was performed to identify drill targets within the +70% of the potentially mineralized area that is covered by shallow sand and gravel.

Drilling is planned to test the silver potential of the Verde veins during the first half of 2006.

CHILE

Rio Tinto Properties – Southern Chile

In March 2005, Exeter signed a letter agreement by which Rio Tinto Mining & Exploration Limited ("Rio Tinto") granted the Company the right to Rio Tinto-owned exploration data covering gold opportunities identified by it in an 800 square kilometre area of southern Chile. Rio Tinto had not pursued these opportunities as its corporate focus was, and is, base metals and industrial minerals.

The terms of the agreement with Rio Tinto transfer joint ownership of existing exploration data to Exeter, once it has spent US$50,000 on the generation of new exploration data. Thereafter all project data (new and existing) will be jointly owned. Rio Tinto has the once-only right to acquire a 60% property interest in

any property acquired by Exeter, by paying to Exeter an amount equal to three times Exeter's exploration expenditures to a defined point. If Rio Tinto does not elect to exercise its option, its interest will revert to a 1% net smelter return royalty on all production.

An initial prospecting program following up on Rio Tinto geochemical anomalies was conducted in April/May of 2005. Base maps and satellite imagery were acquired during the second and third quarters of 2005. Anomalous regional stream sediment geochemical results encouraged the Company to make application for two exploration titles during the third quarter of 2005. Title blocks acquired were to the northeast of Cochrane in the Furiosa area, and, a second title, Tranquilo, to the south of Cochrane. Exploration including prospecting to locate the source of the geochemical anomalies commenced in November 2005 and continues into the first half of 2006.

Maricunga Properties - Northern Chile

In 2005, the Company entered into an agreement with Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. ("Anglo American") over seven properties in the Maricunga region of Chile. The terms of the agreement provide for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American after the second and third years. Once Exeter has spent a total of US$2.55 million, including 15,500 metres of drilling, it will have earned a 100% interest in the remaining properties. Anglo American will be entitled to a 3% net smelter return from production. The reversion of properties to Anglo American is a mechanism to focus Exeter on the most promising properties in the package.

All hard copy data received from Anglo American were digitized, and the satellite (Aster) imagery for the area secured, prior to the commencement of field work in November 2005. Exploration, including geochemical sampling and prospecting, is continuing through the first half of 2006.

Estelar Resources Limited

Acquisition terms

In July 2003, the Company completed the acquisition of Estelar Resources Limited ("Estelar"), a British Virgin Island corporation that owns the rights to four mineral projects in Argentina. The consideration paid for the acquisition of Estelar was the issuance of 1,000,000 common shares of the Company to Estelar's shareholders. Yale Simpson, Chairman of the Company, was a shareholder of Estelar and received 713,000 common shares in the transaction. The Estelar properties carry a 2% net smelter royalty from future production ("NSR"), payable to the previous owner, Argentina Mineral Development (AMD).

Property Description

The Estelar projects cover approximately 385 square kilometres of exploration rights in central, western Argentina. Individually, the properties are referred to as the Quispe, Rosarita, El Salado, Dolores and Llanos Ricos gold projects - all of which have the potential for the discovery of epithermal gold deposits and/or porphyry gold-copper systems. There are no exploration commitments on the projects.

Quispe Project

The Quispe Project is located in southwestern Catamarca province in northwest Argentina and covers 80 square kilometres of exploration rights. The project was identified through ground follow-up of satellite-imagery colour anomalies. The target is a porphyry copper-gold deposit and/or high-sulphidation epithermal gold system.

Previous mapping, trenching, sampling and geophysical surveys conducted by AMD defined a number of drill-ready copper and gold targets on the main Quispe prospect. The Company is offering the property for joint venture.

Rosarita Project

The Rosarita Project, located in San Juan Province, covers 125 square kilometres of exploration rights and has potential for a low-sulphidation epithermal gold system. The project lies immediately south of Intrepid's Casposo gold-silver development stage deposit, which is the subject of a pre-feasibility study for the development of an open pit/underground gold mine.

Previous mapping, geochemical sampling and geophysical surveys by AMD and Battle Mountain Gold Company defined several low priority drill targets at Rosarita. Prospecting conducted by Exeter in 2003 did not define any high-priority targets. In 2004, the project was joint ventured to Intrepid Minerals Corp. ("Intrepid"), who drilled three holes without encountering significant mineralization. Intrepid withdrew from the agreement in 2005, having fulfilled its minimum commitment. No further work has been conducted: however the project is being retained as it is still considered to have good exploration potential.

Uspallata Project

The Uspallata Project comprises the El Salado, Llanos Ricos and Dolores mineral properties, which cover large-scale magnetic anomalies that could represent copper-gold porphyry systems. The properties are located 200 kilometres north of San Juan City, the capital of San Juan Province, Argentina.

The Llanos Ricos - El Salado properties cover 132 square kilometres and are located at the northern end of the Uspallata Graben, a regional structure 350 kilometres x 50 kilometres wide. Previous AMD exploration, including the drilling of 30 holes, on the El Salado property discovered low-grade copper-gold mineralization and a geological environment prospective for additional porphyry systems. The Dolores property, a conceptual prospect located 75 kilometres south of Llanos Ricos, was identified by AMD as a porphyry target.

No work was conducted on the Uspallata Project in 2005, and it is proposed that the Company farm out the project.

MRP Properties

Acquisition terms

In November 2003, the Company entered into an option agreement to acquire a 100% interest in three gold properties, Agua Nueva, La Ramada and Rosarita South, from Minera Rio de la Plata ("MRP"), a private, arm's length Argentine company.

The option agreement requires payments totalling $440,000 by October 2015 and provides for a 2% NSR, which Exeter can purchase outright for $750,000 payable to MRP from future production. There are no minimum annual exploration expenditure commitments on these properties.

Property Description

Agua Nueva (La Cabeza North)

The Agua Nueva property covers an area of 266 square kilometres that adjoins the Company's La Cabeza gold property to the east, west and north. Widely-spaced soil geochemical sampling, six kilometres northwest of La Cabeza, defined a large arsenic soil anomaly. Agua Nueva also covers a set of fault structures that are similar in orientation to the mineralized structures at La Cabeza. The

structures will be prospected by Exeter to define targets for drilling, and to test possible extensions to the La Cabeza mineralization. No significant field work was conducted in 2005.

La Ramada

The property, located in La Rioja Province, comprises exploration titles over a 2.4 square kilometre area. The Company will undertake mapping and geochemical sampling to define targets for drilling and will likely acquire additional lands in the area.

Conceptual studies identified a section of the Argentine Precordillera in La Rioja Province as having potential for sediment-hosted and replacement-style gold deposits Early stage exploration by a previous operator defined a number of exploration targets that the Company plans to follow up with mapping and geochemical sampling to identify drill targets.

Rosarita South

The Rosarita South property, located immediately south of Rosarita, covers an area of 42.79 square kilometres. The geology is favourable to host gold occurrences similar to the Casposo gold-silver property, owned by Intrepid to the north. Sampling has revealed support for possible subsurface gold mineralization on the property. Rosarita South will be assessed in conjunction with Rosarita.

RESULTS FROM OPERATIONS

The Company began the year ended 31 December 2005 with 15,356,387 shares outstanding, and ended the year with 27,845,763 shares outstanding. During the year, the Company exercised its option to acquire the final 50% of Cognito Limited, which is now a wholly owned subsidiary, and issued 2,500,000 common shares, at a deemed price of $1.00 per share, to do so. The Company issued an additional 9,989,376 common shares, for net proceeds of $11,147,705, in private placement financings and upon the exercise of warrants and options. Shares issued and proceeds received are summarized below:

	Private Placements	Options Exercised	Warrants Exercised	Subsidiary Acquisition	Totals
Shares Issued	7,931,501	335,375	1,722,500	2,500,000	12,489,376
Net Proceeds/Deemed Value	$9,754,589	$245,891	$1,147,225	$2,500,000	$13,647,705

Subsequent events

Subsequent to 31 December 2005, the Company has issued 517,500 and 50,000 shares on the exercise of warrants and stock options as respectively for proceeds of $726,825.

SUMMARY OF FINANCIAL RESULTS

Selected Information

The Company's consolidated financial statements for the years ended December 31, 2005 and 2004 (the "Consolidated Financial Statements") have been prepared in accordance with Canadian generally accepted accounting principles and practices. Currency amounts are in Canadian dollars, except where

stated otherwise. The following selected financial information is taken from the Consolidated Financial Statements and should be read in conjunction with those statements:

Year ended December 31,	**2005**	**2004**
Interest Income	$ 41,335	$ 48,865
Write Off of Mineral Properties and Deferred Costs, including Property Examination Costs	$ (355,149)	$ (145,374)
Stock-Based Compensation	$ (1,886,463)	$ (269,196)
Loss	$ (3,692,141)	$(1,271,096)
Basic and Diluted Loss Per Common Share	$ (0.20)	$ (0.10)

As at December 31,	**2005**	**2004**
Working Capital	$ 7,338,582	$2,295,578
Total Assets	$18,643,746	$6,469,275
Total Liabilities	$ 554,798	$ 222,354
Share Capital	$27,802,270	$14,078,259
Deficit	$(11,901,482)	$(8,209,341)

Year ended December 31, 2005 compared to the year ended December 31, 2004

The Company's exploration program in Argentina and Chile continued with $3,052,645 and $1,142,029 invested in the La Cabeza and CVSA properties, respectively. Expenditures on other projects were $348,455, for total exploration expenditures of $4,543,129 during the year ended December 31, 2005, an increase of $1,723,870 over expenditures for the year ended December 31, 2004.

The Company's loss from operations for the year ended December 31, 2005 increased by $2,421,045 over the loss for the 2004 year, to $3,692,141. The increased loss resulted mainly from increases in stock based compensation, property examination costs, investor relations and travel and promotion. Stock based compensation costs rose by $1,617,267, reflecting the fair value of options granted to employees and consultants during the year, because of an increase in the number of options granted, and an increase in the fair value of outstanding options, because of higher volatility in the Company's share price and a longer expected life of the options.

Accounting and audit, consulting, and legal fees rose by $37,035, $97,695 and $59,641, respectively, over the amounts recorded for the 2004 year, as a result of increased administrative requirements from the Company's increased level of activity and the registration of the Company in the United States, on Form 20-F. The Company's increased investor relations activities in Canada, Europe, and the United States, in 2005, resulted in an increase in expenditures by $260,895 over 2004, to $557,332. Travel and promotion costs rose by $190,301 to $291,055, principally because of increased travel by management to investor conferences and the costs associated with investor visits to the Company's properties. Property examinations costs rose by $295,740 to $355,149, reflecting the Company's increased activity in 2005.

Fourth Quarter 2005 to Third Quarter 2005

The Company's quarterly rate of loss from operations for the three months ended December 31, 2005 increased by approximately $1,196,000 from the third quarter 2005. This increase is attributable principally to an increase of $791,291 in stock based compensation costs, and increases of $92,452 in property examination costs, $178,542 in investor relations costs, and $86,824 in travel and promotion costs.

Exploration expenditures in Argentina and Chile were $213,903 higher in the quarter, reflecting the Company's increased level of activity consistent with the exploration plans.

The following is a summary of quarterly results taken from the Company's unaudited quarterly consolidated financial statements:

	$ 000's							
	2005				2004			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Interest	11	8	14	8	11	13	13	12
Net Loss from operations	1,956	759	663	314	453	240	231	347
Deferred Exploration costs	1,279	1,066	976	867	757	675	623	705
Property Examination Costs	192	100	38	25	2	31	(8)	35
Stock Based Compensation	1,159	368	307	52	52	55	69	93
Basic & Diluted loss/share	$0.10	$0.04	$0.04	$0.02	$0.03	$0.02	$0.02	$0.03

The quarterly results above reflect the Company's increasing level of exploration activity over the last two years, and concomitant administration expenditures that have resulted in increased losses from operations. Stock based compensation costs have increased because of stock options granted to existing and new employees and consultants. Other expenditures have increased because of increased corporate and fundraising activity, which has required additional expenditures on investor relations, travel and promotion, and administration.

Liquidity and Capital Resources

The Company's cash and cash equivalents at December 31, 2005 totalled $7,788,697, compared to $2,458,873 at December 31, 2004. The Company continues to use its cash resources to fund project exploration and administration. The Company has no material liquid assets, other than its cash and cash equivalents, and no significant income. The Company expects that, with cash on hand of $7.7 million at December 31, 2005 and funds expected from the exercise of warrants during 2006, that it has sufficient resources to meet its planned expenditures in 2006. Should the Company increase its exploration program or acquire new projects it will be required to raise additional funds to pay for the exercise of options on existing projects, the acquisition of new projects, or the exploration of existing or new projects.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources.

While the Company has been successful in raising the required funds in the past, there is no assurance that it will continue to be able to do so in the future.

Contractual Obligations

The Company leases offices in Vancouver and Argentina, and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time, if exploration results so warrant. Existing financial commitments are summarized in the tables below:

Payments Due by Period (000s)					
Cash Payments	**Total**	**Less than 1 Year**	**1-3 Years**	**4-5 Years**	**After 5 Years**
Office leases	$ 166	$ 47	$ 97	$ 22	$ NIL
Cognito-La Cabeza	$ 519	$ 52	$ 117	$ 117	$ 233
MRP Properties	$ 415	$ 20	$ 55	$ 90	$ 250
Total	**$1,100**	**$ 119**	**$ 269**	**$ 229**	**$ 483**

Expenditures Due by Period (000s)					
Property Expenditures	**Total**	**Less than 1 Year**	**1-3 Years**	**4-5 Years**	**After 5 Years**
CVSA	$1,378	$ Nil	$ 504	$ 874	$ NIL
Maricunga Properties	$2,936	$ 256	$ 816	$1,864	$ NIL
Total	**$4,314**	**$ 256**	**$1,320**	**$2,738**	$ NIL

RELATED PARTY TRANSACTIONS

A total of $681,280 (2004: $576,239; 2003: $230,554) was paid to or accrued for related party transactions, as described below. In addition, the Company issued 2,500,000 common shares at a price of $1.00 per share for the acquisition of Cognito and has reimbursed related parties for expenditures incurred on the Company's behalf or in conducting the Company's business:

a) Exploration and consulting fees totalling $144,000 (2004 - $147,490; 2003 - $30,000), and fees for the provision of other consultants totalling $21,000 (2004 - $nil; 2003 - $nil), were paid or accrued to a corporation of which the President and CEO of the Company is a beneficiary.

b) Management and Consulting fees totalling $96,000 (2004 - $88,000; 2003 - $10,000), and share and deferred share issue costs totalling $nil (2004 - $nil; 2003 - $37,500), were paid or accrued to a corporation controlled by the Chairman of the Company. In addition, rent totalling $17,030 (2004 - $28,093; 2003 - $nil) was paid to a corporation of which the Chairman was a Director.

c) Management fees of $85,000 (2004 – $nil; 2003 - $nil) were paid to a corporation controlled by the CFO of the Company.

d) Legal fees totalling $105,866 (2004 - $92,775; 2003 - $13,316), and share issue costs totalling $64,984 (2004 - $16,969; 2003 - $3,750) were paid or accrued to a corporation controlled by a director of the Company, of which the Secretary of the Company is an employee.

e) Exploration and development costs totalling $134,000 (2004 - $118,497; 2003 - $78,559) were paid or accrued to a company controlled by the Company's Vice President, Exploration.

f) Administrative consulting fees totalling $13,400 (2004 - $19,975; 2003 - $nil) were paid to a corporation controlled by the former Chief Financial Officer of the Company.

The above transactions are in the normal course of operations (and the following transaction not in the normal course of operations) and have been valued at the exchange amount which is the amount of consideration established and agreed to by the related parties.

g) The Company issued 2,500,000 shares at a price of $1.00 per share to Rowen for the acquisition of the remaining 50% interest in Cognito. The President and CEO of the Company is a beneficial owner of Rowen.

Forward Looking Statements

This discussion contains forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, (the "Litigation Reform Act") and information relating to the Company's expectations with regard to its existing and future mineral projects, including, without limitation, the timing and results of the future exploration and development of those projects, and the size and growth in size thereof. Such forward looking statements are based on the Company's plans and expectations and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any performance or achievement expressed or implied by such forward looking statement. The Company is relying on the safe harbour provisions of the Litigation Reform Act and does not undertake to update or amend any such forward looking statement. See Risk Factors, below.

RISK FACTORS

The exploration for, and development of, mineral deposits involves significant risks, which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade, and proximity to infrastructure. In addition, government regulations, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit.

The Company does not produce minerals, at present. All of the Company's properties are in the exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of the Company's properties, and substantial additional work will be required in order to determine the presence of any such deposit.

Although the Company can conduct exploration on most of its properties year-round, exploration on some of its properties in Patagonia and Chile is difficult during the winter months of June to October.

The mineral exploration operations of the Company are subject to regulation of government agencies at the federal, state and local levels, and, consequently, the Company requires various approvals to conduct its operations. The Company expects that it will be able to obtain the necessary permits to conduct its operations; however there is no certainty that it will be able to do so.

The Company relies on equity and debt financings to fund its activities. While it has been successful in the past, there is no guarantee that the Company will be successful in raising funds through those means in the future.

Risk factors associated with the Company's operations are more fully described in the Company's Registration Statement on Form 20-F, File No. 000-51016, filed with the United States Securities and Exchange Commission ("SEC"). You can review and obtain copies of our filings from the SEC's website at http://www.sec.gov/edgar.shtml

OUTLOOK

In 2006, Exeter will continue to advance the La Cabeza gold project towards a decision to proceed to a full feasibility study. Drilling will continue at La Cabeza, in order to better define and raise the confidence level of the known resources. In addition, drilling of extensions to existing resources, and of targets that represent possible new discoveries on the property, will continue, with a view to significantly expanding the known project gold resources.

In Argentine Patagonia, the Company's exploration focus will continue to be on the CVSA property portfolio, and, specifically, the Cerro Puntudo and Cerro Moro projects. The Company will continue to reduce the size of the CVSA property package in order to maintain its focus on "company maker" opportunities.

The agreement with Rio Tinto represents an opportunity to extend Exeter's experience across the Argentine border, into areas of similar geology and potential in southern Chile. In addition, the agreement with Anglo American provides the Company with access to a number of projects in the prospective, Maricunga region of Chile. Like the agreement with CVSA in Argentina, these agreements, with major international mining companies, provide Exeter with a strategic opportunity to lower its discovery costs and leverage to fullest advantage its existing presence and expertise in the region.

Proposed Transactions

The Company continues to evaluate new property acquisitions. Should it enter into agreements on new properties it will likely be required to make cash payments and complete work expenditure commitments under those agreements.

Critical Accounting Estimates and Policies

Mineral Properties and Deferred Costs

Mineral properties consist of exploration and mining concessions, options, and contracts. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of, either through sale or abandonment. If a property is put into production, its costs of acquisition and exploration will be written off over its life, on a unit of production basis. Proceeds received from the sale of any interest in a property will be credited against its carrying value, with any excess included in operations for the period. If a property is abandoned, its acquisition and deferred exploration costs will be written off to operations.

Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management's assessment of the probability of profitable revenues from the property, or sale of the property.

Recorded costs of mineral properties and deferred exploration costs are not intended to reflect present or future values of resource properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Stock Based Compensation

The Company has adopted an incentive stock option plan that is described in Note 9 of the Consolidated Financial Statements. All stock-based awards are measured and recognized using the fair-value

method. Awards that the Company has the ability to settle with stock are recorded as equity; whereas awards that the Company is required to settle, or has the practice of settling, in cash are recorded as liabilities.

Translation of Foreign Currencies

Foreign currencies have been translated into Canadian funds using the temporal method, as follows:

i) monetary items - at the rate of exchange prevailing as at the consolidated balance sheet date;
ii) non-monetary items - at the rate of exchange prevailing when they were acquired; and
iii) deferred exploration and administration costs - at the average rate of exchange during the period in which the transaction occurred.

Gains and losses arising on currency translation are included in the consolidated statements of operations contained in the Consolidated Financial Statements.

Asset Retirement Obligations

The Company has adopted the Canadian Institute of Chartered Accountant's new, Handbook Section 3110, "asset retirement obligations". This policy establishes standards for the recognition, measurement, and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated normal future value.

The Company's other accounting policies are discussed in detail in the Consolidated Financial Statements; however, accounting policies require the application of management's judgement in respect of the following relevant matters:

(i) mineral property valuations - management uses its best estimate in recording any mineral property value based on the results of any exploration conducted, prevailing market conditions, similar transactions, and factors such as stability of the country in which the asset is located; and
(ii) contingent liabilities – management evaluates any claims against the Company and provides for those claims, where necessary, based on information available to it, including in some instances, legal advice.

Changes in Accounting Policies

There have been no changes in the accounting policies of the Company during the year ended December 31, 2005.

Management's Responsibility and Oversight

The disclosures and information contained in this discussion have been prepared by the management of the Company. Management has implemented and maintains a system of controls and procedures to ensure the timeliness and accuracy of information disclosed herein.

Evaluation of Disclosure Controls

The Company's chief executive and chief financial officers have evaluated the effectiveness of the Company's disclosure controls as of December 31, 2005. Based on such evaluation they have

concluded that, at such time, the Company's disclosure controls were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed in the Company's periodic filings.

It should be noted that any system of controls is based in part upon certain assumptions designed to obtain reasonable assurance as to effectiveness, and there can be no assurance that any design will succeed in achieving its stated objectives.

Cautionary Note to U.S. Investors

The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms, such as "inferred resource", that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Registration Statement on Form 20-F, File No. 000-51016. You can review and obtain copies of our filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Form 52-109F1 ***Certification of Annual Filings***

I, Bryce Roxburgh, Chief Executive Officer of Exeter Resource Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Exeter Resource Corporation (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 27, 2006

"Bryce Roxburgh"
Bryce Roxburgh
Chief Executive Officer

Form 52-109F1 ***Certification of Annual Filings***

I, Cecil Bond, Chief Financial Officer of Exeter Resource Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Exeter Resource Corporation (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 27, 2006

"Cecil Bond"
Cecil Bond
Chief Financial Officer

exeter
RESOURCE CORPORATION

ANNUAL REPORT 2005

Conversions	
Au	Gold
Ag	Silver
g/t	grams per tonne
oz	ounce
1 tonne	1.102 tons
1 troy ounce	31.1035 grams
1 ounce/ton	34.2857 grams per tonne
km	kilometre
1 kilometre	.62 miles
1 metre	3.28 feet

To Our Shareholders

During the 2005 year, Exeter shareholders saw a new high for our share price, an increase in our market capitalization to $50 million, up from $21 million and a strong treasury at $7.5 million. Our success was buoyed by excellent exploration results from Argentina, and a gold price that moved easily through $500 per ounce. The first quarter of 2006 has seen further substantial gains in our market capitalization, giving shareholders good reason to be optimistic for the new financial year.

La Cabeza

Exeter's 100% owned **La Cabeza** epithermal gold deposit in Argentina continued to increase in size and scope. In June, the contained gold resources were estimated to have increased by more than 25%. Immediately following this estimate, our exploration team, led by Matt Williams, pressed your Board for the funds to demonstrate the potential of La Cabeza to be a 2,000,000 ounce gold resource. That recommendation, supported by an independent structural geologist's assessment, led to the July start-up of a $1.3 million drilling program. Success came quickly, with gold discoveries announced at several locations on the property within a few months.

Exploration

At year end, three rigs were drilling actively at La Cabeza, to bring more resources into the "indicated" category and to discover new deposits under the shallow, but extensive, sand cover that surrounds the known mineralization. During the year, Exeter continued its long association with Canadian drilling company, Major Drilling, by importing into Argentina a specially designed rotary air blast ("RAB") drill to test economically for mineralization below the sand. In so doing, Exeter assured itself of exclusive access to this drilling technology, in the face of intense competition for drill rigs throughout South America.

All of the principal zones of mineralization at La Cabeza, known as the Cuello, Luna, Ojo and Mandibula Zones, are increasing in size. Exeter recently announced that the Cuello Zone extends to the north, to take in an area referred to as the Central Vein Zone. The significance of this development is threefold: firstly, the strike length of the target zone has been tripled, secondly, the area to the north continues to yield high-grade drill intersections, and thirdly, the trend is returning significant silver values. Investors are encouraged to visit our website, www.exeterresource.com, regularly, to keep up with drilling at Cuello, and elsewhere at the La Cabeza project.

Engineering

In 2005, our engineering team, led by Jerry Perkins, continued baseline environmental studies at La Cabeza. These studies included documenting the regional and local weather, flora and fauna abundance and diversity, and the availability of surface and underground water. In addition, our engineers continued the geotechnical, metallurgical, and engineering design studies that were initiated in 2004. These programs will establish the technical, financial, environmental, and permitting criteria for a mine at La Cabeza.

To date, the La Cabeza project has demonstrated that it possesses the key commercial attribute of high metallurgical recoveries, using conventional (off the shelf) gold processing technology. Exeter intends to transition to a final feasibility study in late 2006, and will continue to employ internationally-recognized consultants to review and assist us with the various studies that are necessary for a mine development decision.

Strategic Partnerships

AngloGold Ashanti – Argentine Patagonia

Turning to other projects, our **AngloGold Ashanti** option agreement provided a gold discovery at **Cerro Puntudo,** in the Patagonia region of Argentina. Two ore-grade zones of gold mineralization were discovered, with results sufficiently promising that more drilling is scheduled for 2006. Elsewhere, on the **Cerro Moro** gold property, geophysical surveys were recently completed and interpretations are in progress. Preliminary results indicate that drilling will likely be recommended. On the new **Verde** silver project, surface sampling data is being merged with geophysical data to generate drill targets in 2006.

Rio Tinto – Chilean Patagonia

In the Patagonia region of southern Chile, we are now conducting reconnaissance exploration on two gold properties, staked in August 2005, under our option agreement with **Rio Tinto**. Preliminary results should be available soon.

Anglo American – Maricunga, Chile

Late in 2005, Exeter announced a strategic agreement with **Anglo American,** covering seven properties in the Maricunga gold district of northern Chile. Four of these properties were previously drilled by Anglo American and we are now conducting field work to establish priorities for our own drilling programs.

Looking Forward

We are optimistic that the current, four-year rally in gold will be sustained for several more years. The fundamentals that have taken the gold price to these levels are still firmly in place and should continue to generate investor enthusiasm for advanced gold and silver exploration companies like Exeter.

Exeter's two year plan is to commence production of a minimum 100,000 ounces of gold annually at La Cabeza, and to have second and third projects entering the feasibility stage. We are optimistic that our existing strategic partnerships with three of the world's great mining companies will generate new mining opportunities.

Our Commitment

Exeter will continue to look at a range of opportunities for growth to achieve a market capitalization exceeding $250 million. We will not divert our focus from South America and will continue to build and support our highly professional technical team.

Once again, we extend our appreciation to our shareholders for their support over the past year. We are committed to making 2006 another rewarding year for you.



Bryce Roxburgh, President & CEO



Yale Simpson, Chairman

Management's Discussion and Analysis of Operating Results

March 15, 2006

REPORT ON OPERATIONS

Operations

Following its reorganization in 2002, the Company focused, first, on the acquisition of mineral properties and securing capital for the exploration of those properties.

In 2003, the Company acquired, or secured an option to acquire, the rights to five groups of gold properties in Argentina, including its principal and most advanced property, La Cabeza. These acquisitions and subsequent, successful, financing efforts represent substantial milestones for the Company.

In 2004, the Company expanded its exploration team, based in Mendoza City, Argentina, and rented new offices to accommodate this expansion. Four projects were advanced to the drilling stage; and one, the La Cabeza project, moved to the evaluation stage. The acquisition and initial exploration of a portfolio of Patagonia gold projects, accuired through an alliance with Cerro Vanguardia S.A., led to the drilling of the Cerro Moro and Cerro Puntudo projects.

In 2005, the Company continued with the exploration programs initiated in 2004, and advanced its La Cabeza project through continued drilling programs and engineering studies. In addition, during the year, the Company commenced work on projects in Chile that were acquired through agreements with Rio Tinto Mining and Exploration Limited and Anglo American Chile Limitada and Empresa Mantos Blancos S.A.



Paraguay
Brazil
Argentina
Maricunga
Quispe
Llanos Ricos
Dolores
Rosarita
Mendoza
Santiago
Uruguay
Buenos Aires
Chile
La Cabeza
Milagros
Rio Negro
Chubut
Cerro Puntudo
Cerro Moro
epithermal gold
porphyry gold-copper
exeter

A summary of the Company's mineral properties follows:

SUMMARY OF PROJECTS

Vendor/ Options	Rights Aquired	Major Properties	Land Area (sq. km)	Paid to Date	Future Commitments
Cognito Limited ("Cognito")	Option for 100%	La Cabeza - 7 concessions	100	4,100,000 shares plus US $80,000	- cash payments totalling US$ 445,000 to Dec. 15, 2014 - 3.5% NSR
Estelar Resources Limited ("Estelar")	Option for 100%	Rosaria, Quispe, Llanos Ricos/El Salado and Dolores - 21 concessions	385	1,000,000 shares	- 2% NSR
Minera Rio de la Plata ("MRP")	Option for 100%	Agua Nueva, Rosarita S. La Ramada - 45 concessions	312	$25,000	- cash payments totalling $415,000 - 2% NSR
Cerro Vanguardia Sociedad Anonima ("CVSA")	Option for 100%	Cerro Moro, Santa Cruz, Chubut, Rio Negro - 25 concessions	1,047	US $100,000	- exploration expenditures totalling US$ 3,000,000 to Dec. 30, 2009 - 2% NSR
Anglo American Chile Limitada & Empresa Minera Mantos Blancos S.A. ("Anglo American")	Option for 100%	Various	30	Nil	- expenditure totalling US$ 2.55 m to Oct 10, 2014 - 3.0 % NSR

PRINCIPAL PROJECTS

The following is a discussion of the material projects of the Company.

La Cabeza

Acquisition terms

In March 2003, the Company announced that it had acquired the option to a 50% equity interest in Cognito Limited ("Cognito"), a company that has the option to acquire a 100% interest in the La Cabeza gold project in Argentina, in consideration of the issuance of 800,000 common shares to the principals of Rowen Company Limited ("Rowen"), the beneficial owners of Cognito.

In July 2003, the Company announced that it had acquired an option on the remaining 50% of the shares of Cognito in consideration of the further payment to the principals of Rowen of $25,000 cash and the issuance of an additional 800,000 common shares of the Company. As a principal of Rowen, Bryce Roxburgh, the President and CEO and a director of the Company, received a total of 800,000 common shares of the Company. Mr. Roxburgh did not vote as a director on matters concerning La Cabeza, where his interest in Rowen represented a potential conflict of interest.

To exercise the options to acquire 100% of Cognito, the Company was required to incur a total of US$3.0 million in exploration and development expenditures at La Cabeza by March 2007, of which a minimum of US$1.5 million was required to be spent by March 2006. In addition, on the earlier of completion of these expenditures or completion of a bankable feasibility study, the Company was required, as further consideration to the principals of Rowen, to pay $2.5 million cash, or, at the Company's option, to issue 2.5 million common shares of the Company. During 2005 the Company incurred the required expenditures at La Cabeza, exercised its option to acquire all of the shares of Cognito and issued 2.5 million common shares to Rowen.

To earn its interest in the La Cabeza property (subject to a 3.5% net smelter royalty ("NSR") in favour of the owners of the property), Cognito must pay to the owners of the property a total of US$525,000 in staged payments, by December 2014. On behalf of Cognito, the Company has made all required payments, totalling US$80,000 to date. Cognito may terminate the staged payments upon making a development decision in respect of the project; provided that production commences within two years. Cognito has the option to purchase the NSR for US$1,000,000.

Property Description

La Cabeza is located 370 km south of the city of Mendoza, in Mendoza Province, and consists of seven gold concessions, covering approximately 100 square kilometres. An additional 266 square kilometres of concessions, comprising the Agua Nueva property, are held under option pursuant to an agreement with Minera Rio de la Plata, described below. Geologically, La Cabeza is described as a partially-explored, low-sulphidation, epithermal gold system. It is readily accessed by gravel roads and lies at an elevation of 1,100 metres above sea level. The area has no grid electricity or water pipeline.

The property was discovered in 1997 by Argentina Mineral Development ("AMD"), who spent US$3.34 million on exploration to outline ore-grade gold mineralization within epithermal quartz veins and breccias, in hydrothermally altered, Permo-Triassic felsic volcanic rocks. Preliminary metallurgical test work indicated +90% gold recovery for oxidized and sulphide bearing material by conventional leaching methods. Drilling by AMD included 16,000 metres of diamond and reverse circulation testing. This exploration partially delineated multiple zones of gold mineralisation within a 2 x 2 km area and led to resource calculations and an in-house scoping study.

Exeter commissioned Ruben S. Verzosa, P. Eng. of Langley, British Columbia, a "qualified person" ("QP") as described in the Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101"), to review the results of the AMD exploration program and in-house scoping study. Mr. Verzosa reviewed the methodology of all exploration procedures and confirmed that the resources established to that date were "inferred resources" as defined by the Canadian Institute of Mining, Metallurgy and Petroleum code. The stated inferred resource at a 0.5 grams per tonne ("g/t") cut-off grade was 12 million tonnes at 1.8 g/t gold for 718,000 ounces of gold, and at a 1.0 g/t cut-off grade, was 6.8 million tonnes at 2.8 g/t gold for 628,000 ounces of gold.

Mr. Verzosa recommended exploration in two stages to examine the potential for open pit mining of the known mineralisation at La Cabeza. Stage 1, estimated to cost US$150,000, comprised limited additional drilling to confirm geology, followed by metallurgical testing. Stage 2, estimated to cost US$1.25 million, comprised infill drilling to establish indicated resources to a pre-feasibility level of confidence. Metallurgical, engineering and environmental studies were also recommended. Mr. Verzosa's report can be viewed at www.sedar.com.

Robert Harley, Exeter's Vice President, Exploration completed a report, complying with the requirements of NI 43-101, updating all exploration to September, 2004. This report can also be viewed at www.sedar.com.

Subsequently, Matthew Williams, Exeter's Exploration Manager, and QP, together with independent QP Peter Allen of Australian Mine Design and Development ("AMDAD") of Brisbane, Australia, drafted a new report complying with the requirements of NI 43-101 to accompany the revised statement of Indicated and Inferred Resources. This report was filed on July 27, 2005 and can be viewed on the Company's website at www.exeterresource.com, or on SEDAR at www.sedar.com.

Option to Purchase Surface Rights

The Company holds an option to purchase the surface rights of the 8,000 hectare property overlying the proposed La Cabeza development site for US$67,000, payable over three years. The Company exercised its option and purchased the property in late 2005. The purchase agreement requires that the Company build two new houses for the prior landowners and grants them the right to continue grazing livestock away from the contemplated mining operations.

Exploration and Development Studies

In November 2003, the Company retained independent engineer Sandercock and Associates Pty. Ltd. ("Sandercock"), of Australia, to update the AMD scoping study, in order to assist management in assessing whether to proceed with a pre-feasibility study. The study was not NI 43-101 compliant and is not available to the public. In early 2005, the Company appointed Jerry Perkins as Vice President, Development and Operations and commenced an internal engineering and development study so that management and the board could determine parameters and timing for a full feasibility study. Resources were estimated mid-year based on detailed drilling conducted during 2004 and early 2005. The development study was completed by year end, with selected study results posted on the Company's website during the first quarter of 2006. Because the internal study indicated significant cost escalation over that anticipated in the earlier Sandercock study (such cost escalation was experienced throughout the mining industry during this period), management elected to proceed with additional discovery and confirmation drilling programs, which commenced mid-2005 and are ongoing. The discovery drilling program is designed to increase available resources at the project, while confirmation drilling will lift resources categorised as "inferred" to the "indicated" or "measured" categories.

As part of the discovery drilling program, Dr. Tim Coughlin, a structural and epithermal specialist geologist, visited the project in September 2005 and outlined structural targets for further detailed exploration and possible drilling.

Resource Estimates and Development Studies

Resource Estimates

Following detailed drilling in 2004 and early 2005, the Company contracted Hellman & Schofield, of Sydney, Australia, to provide an independent estimate of gold resources at La Cabeza. The report estimated an "indicated resource" at La Cabeza of 390,000

ounces of gold (6.2 million tonnes at an average grade of 2.0 g/t gold) and an "inferred resource" of 500,000 ounces of gold (12.1 million tonnes at a grade of 1.3 g/t gold), at a cut-off grade of 0.5 g/t. At a higher, 1.0 g/t gold cut-off grade, the "indicated resource" was estimated to be 3.5 million tonnes at a grade of 3.0 g/t gold, for 330,000 ounces, and the "inferred resource" was estimated to be 4.8 million tonnes at 2.2 g/t gold, for 340,000 ounces.

La Cabeza Indicated and Inferred Resources

Indicated (0.5 grams/tonne gold cut-off)			
Zone	**Tonnes**	**Grams/tonne Gold**	**Ounces Gold**
Cuello	1,240,000	3.08	123,000
Ojo	1,740,000	2.22	124,000
Luna	1,870,000	1.57	94,000
Mandibula	1,330,000	1.16	50,000
Total	**6,200,000**	**2.0**	**390,000**
Inferred (0.5 grams/tonne gold cut-off)			
Zone	**Tonnes**	**Grams/tonne Gold**	**Ounces Gold**
Cuello	2,400,000	1.67	129,000
Ojo	1,530,000	0.93	46,000
Luna	3,620,000	1.16	135,000
Mandibula	3,970,000	1.03	131,000
Cachete	350,000	3.08	35,000
Labio East	100,000	4.44	14,000
Labio South	70,000	2.45	6,000
Labio West	80,000	1.67	4,000
Total	**12,100,000**	**1.3**	**500,000**
Indicated (1.0 grams/tonne gold cut-off)			
Zone	**Tonnes**	**Grams/tonne Gold**	**Ounces Gold**
Cuello	910,000	3.93	115,000
Ojo	910,000	3.62	106,000
Luna	1,120,000	2.15	77,000
Mandibula	530,000	1.83	31,000
Total	**3,500,000**	**3.0**	**330,000**
Inferred (1.0 grams/tonne gold cut-off)			
Zone	**Tonnes**	**Grams/tonne Gold**	**Ounces Gold**
Cuello	1,260,000	2.53	102,000
Ojo	380,000	1.67	20,000
Luna	1,270,000	2.01	82,000
Mandibula	1,260,000	1.76	71,000
Cachete	330,000	3.39	36,000
Labio East	90,000	4.96	14,000
Labio South	70,000	2.45	6,000
Labio West	90,000	2.04	6,000
Total	**4,800,000**	**2.2**	**340,000**

The revised mineral resources estimates for the Cuello, Luna, Ojo, and Mandibula zones applied Multiple Indicator Kriging ("MIK") methodology to the Exeter database and geological models. The models, database, and supporting information were independently validated by Peter Allen of Australian Mine Design and Development ("AMDAD") of Brisbane, Australia. The revised resources were estimated using an additional 67 holes, totalling 4,798 metres of drilling and 2,050 metres of sawn channel sampling, conducted in 2004 and 2005.

The Cachete zone resource was re-calculated internally by Exeter utilising a manual polygonal cross sectional method of estimation. Although new, three-dimensional, geological models were constructed for Cachete, it was deemed inappropriate to use MIK methods at that time, due to a lack of drilling density. The previous resource estimates and assumptions for the Labio East, South and West zones were utilized, because the 2004 program did no new work in relation to the drilling database for these zones. These estimates will be revised with the benefit of results of current drilling in these zones.

AMDAD also carried out conceptual pit designs for the Cuello, Luna, Ojo, and Mandibula zones, which showed that, in addition to the indicated resource within pit perimeters, a significant proportion of the inferred resource remained within the potential open pits.

Development Studies

Metallurgy

Metallurgical test work, through 2005, confirmed high gold and silver recoveries using a gravity separation circuit, followed by a conventional carbon-in-leach flow sheet. Gravity gold recovery alone averaged 30 percent and exceeded 50 percent on some samples.

The test programs were carried out at Metcon Pty Ltd of Sydney, Australia (a member of the AMMTEC group), AMMTEC Limited of Perth, Western Australia, Outokumpu Technology Pty Ltd of Perth, Western Australia and Knight Piesold Pty Ltd of Perth, Western Australia. The program included optical mineralogy, comminution, flotation, gravity separation, cyanide leaching and tailings characterization test work.

The test work was carried out on relatively coarsely ground, 95 micron material taken from individual mineralized intercepts and composites prepared from diamond drill cores selected from the 2004 drilling program. The head assays of composite samples from each of the main mineralized zones are as follows:

Assay	Units	Ojo	Luna	Cuello	Bulk
Gold	g/t	9.43	3.13	7.93	5.78
Silver	g/t	6.9	18.3	61.3	25.8
Sulphur	%	0.10	0.16	0.47	0.28
Iron	%	1.50	1.27	1.24	1.26
Arsenic	ppm	4320	105	80	1235
Copper	ppm	38	28	26	27
Lead	ppm	35	32	19	28
Zinc	ppm	78	33	55	52

Specific outcomes from the test work included:

- Grind size: 95 microns
- CIL pulp density: 45% solids
- Gravity circuit recovery 30-50%
- CIL gold recovery 93-94% on the bulk composite
- Gold recovery variability on deposit composites: 92.7% to 93.9%
- Gold recovery variability on individual mineralized intercepts: 80 to 97% – average 91%
- Silver recovery variability on individual mineralized intercepts: 80 to 85%
- Reagent consumption (CaO and NaCN) ~ 0.40 kg/tonne

The La Cabeza ores are characterized as hard and abrasive, in common with other South American epithemal gold deposits. Leach tailings settling rates were fast and densities approaching 65% solids were achieved from continuous settling tests. Specific settling rates were 0.7 tonnes per square metre per hour.

Geotechnical Studies

Geotechnical logging and core orientation by Exeter's Argentina staff geologists were used by Vector Chile Limitada ("Vector") to carry out a "first pass" evaluation of open pit slope stability. Using conservative assumptions, Vector estimated an average pit slope angle of 55 degrees, still incorporating 50% safety factors. This is a relatively steep slope and should assist in reducing the amount of waste rock in mining. The logging program is continuing on drill cores and is now being supplemented by on-site point load testing to give a comprehensive evaluation of different rock strengths. These data will be re-evaluated in the coming months by independent consultants to provide data of "open-pit design quality".

Conceptual Mine Design

AMDAD used specialized software to develop conceptual open pits based upon current costs and Vector's geotechnical slope criteria. Preliminary open pit designs followed for the Cuello, Luna, Mandibula and Ojo zones, based upon Hellman & Schofield's resource estimates. AMDAD's report provided waste to ore* ratios for each conceptual open pit and led to a base-case production schedule. The average waste to ore ratio for the four zones was 2.5 to 1. These data were used as a basis for a conceptual project infrastructure layout and an internal project evaluation.

---

* The use of the term "ore" is in the context of the common mining expression "waste to ore ratio" or "stripping ratio" and is not intended to imply that the inferred resources used in this study have any economic status as "ore" as defined in NI 43-101 and the relevant CIM guidelines.

Electricity Supply

Exeter engineers, working with power authorities and suppliers of generating equipment, based in Mendoza, Argentina, have compared two electricity supply alternatives for the project: the Provincial electricity grid and on-site power generation using diesel fuel. On a cost-benefit basis, electricity supply using the Provincial grid was shown to be superior, as it locks in a key component of the project operating cost. The preliminary cost estimate of a transmission line is US$5-7 million. Studies in 2006 will evaluate the preferred power supplier, the supply route, and the best cost-offset options for the early production years.

Water Supply

A San Juan, Argentina water consultant (FUUNSAJ) has carried out geophysical surveys over potentially large aquifers near La Cabeza to evaluate water supplies. FUUNSAJ performed pump tests on exploration drill holes for geotechnical purposes and to evaluate the potential contribution by open water seepage. Two sites are potentially capable of meeting the project requirement of 2,000 to 3,000 cubic metres of water daily. Pump testing is scheduled to be completed by July 2006.

Groundwater surveys by FUUNSAJ and Exeter have examined water quality for drinking water supplies. The water is slightly, to moderately, saline, depending on the source. The range of groundwater salinity is well within the efficient processing range of modern reverse osmosis plants for drinking water.

Road Access

Exeter engineers, Mendoza-based civil construction companies, and the Municipality of Malargüe have reviewed and surveyed the existing 200 kilometre-long access routes to the project area. The studies determined the roads to be generally good. First pass cost estimates were obtained for road sections requiring repair or upgrading. Two preferred routes to the project area were selected for further evaluation during the second half of 2006. With rainfall normally restricted to a three month period of thunderstorms in summer, road maintenance appears to be straightforward.

Exeter engineers reviewed the transport logistics for typical construction and operational supplies with a number of large Argentinean transport companies. The costs on a "first pass" basis fall within the range expected for a project of this size.

Mine Accommodation

A Mendoza-based architect was contracted to produce a sympathetic conceptual design for the accommodation camp and offices incorporating the use of local materials. The design was costed by local construction companies and the cost is well within the expected range.

Engineering Consultants

Ausenco Limited of Brisbane, Australia ("Ausenco"), an independent minerals engineering and construction company specializing in international projects, coordinated mining, metallurgical and infrastructure study results into an engineering review. Capital and operating costs to a 25% level of accuracy were developed using detailed equipment lists and current cost factors. Ausenco made useful recommendations for studies to be implemented by Exeter in 2006.

Study Outcomes

At the end of 2005, all the studies described above were reviewed and incorporated into an overall development report prepared by Sandercock. Sandercock provided capital and operating cost estimates for a project with production rates of 500,000 to 1,000,000 tonnes of ore per year. The development report formed the basis of the decision by Exeter's directors to conduct the current resource expansion drilling program.

Current Activity

The objective of these coordinated studies is to facilitate the transition from exploration to a final feasibility study. Both the final feasibility study and the environmental impact assessment ("EIA") study could be initiated in late 2006, following independent database verification and resource estimations by Hellman & Schofield. In addition to the hydrological program, an expanded geotechnical program will also be conducted in 2006 to better define open pit design criteria

More detailed information on Resource and Development studies can be obtained on the Company website: www.exeterresource.com.

Exploration

Drilling and Channel Sampling

The resource expansion drilling and channel sampling program which commenced in July 2005 continued throughout the second half of the year. During the program 202 holes for 8,905 metres were drilled. The ongoing program employs three drill rigs as follows:

(i) a BB-37 mobile diamond rig, capable of drilling in confined/difficult access locations with limited surface disturbance;

(ii) a mobile reverse circulation/rotary airblast ("RAB") rig imported from Australia, to systematically test targets below extensive sand cover, including targets delineated by the structural study; and

(iii) a UDR 650 multipurpose reverse circulation percussion-diamond ("RC")drill rig for testing targets generated by reconnaissance rock chip and channel sampling and the RAB program.

The current program's drilling included 35 diamond holes, for a total of 3,552 metres, and 39 RC holes, for a total of 3,943 metres. Drilling concentrated on the Cuello East, Cuello West and Cuello veins, Ojo, Luna, the Central Vein Zone (Mercedes, Labio East) and the Mandibula zones. At Cuello East and West drilling outlined two and three mineralized veins, respectively, with economic-tenor gold mineralization.

The Cuello West veins are sand covered and located 75 to 125 metres west of the main Cuello vein. Based on current and previous drilling intercepts, the vein system has a minimum length of 150 metres and is open to the north, south and at depth. The Cuello East veins are located 100 metres east of the main Cuello vein and were drilled on a single section, with economic-tenor gold mineralization intersected in channel sampling at surface (6 metres grading 30.3 g/t gold) and drilled intercepts to a vertical depth of +200 metres (3 metres grading 9.0 g/t gold). Additional RC drilling will be conducted during 2006 to test extensions to both the Cuello East and West veins. The Cuello East and West veins have the potential to increase the gold resource and enhance project economics as the mineralization would fall within preliminary designs for a Cuello open pit.

Drilling at Luna was essentially restricted to confirmation drilling, to lift some of the inferred resources to the indicated category, with results confirming expected continuity of grades. Drilling at Ojo, concentrated around the periphery of the defined zone, and indicated that the mineralized zone remains open to the south, north and east. Drilling will continue into 2006.

To date 128 RAB drill holes for 1,410 metres have been completed.

Channel sampling was conducted in the Central Vein Zone (specifically on the Mercedes and Labio South veins) and the Mandibula zone, the latter showing economic-tenor mineralization, extending for a minimum of 80 metres to the south of the 220 metre-long mineralized zone that was included in the resource estimates announced in July 2005. Although only three holes were drilled during the year due to access limitations, one intersected high grade gold mineralization (LCP 136: 18 metres at a grade of 12.1 g/t gold). To test the depth continuity to the remainder of the +80 metre-long extension to Mandibula, a minimum of 1,500 metres of diamond drilling is planned for 2006. Favourable results may allow expansion of the Mandibula conceptual open pit contemplated in the development study completed in mid 2005.

Regional Exploration

The Company commenced a regional stream sediment sampling program in mid year. A total of 82 samples were collected from the region surrounding the main La Cabeza resource area. Results include a gold anomalous sample, located to the south of La Cabeza.

CVSA Properties - Patagonia

Acquisition terms

In January 2004, the Company announced it had secured an option from Cerro Vanguardia S.A. ("CVSA") to acquire all of CVSA's exploration projects, except those surrounding the Cerro Vanguardia gold mine, in Patagonia, Argentina. CVSA is owned 92.5% by AngloGold Ashanti Ltd. and 7.5% by Fomicruz S.A.

Under the option agreement, Exeter paid CVSA US$100,000 and can earn a 100% interest in the CVSA properties by spending US$3 million within five years, including completing 10,000 metres of drilling, on any of the four major projects. CVSA has the right to back into a 60% interest, by paying Exeter 2.5 times its expenditures and paying for all project costs to the completion of a bankable feasibility study. CVSA can increase its interest to 70%, by financing Exeter's share of mine development costs, at industry standard terms. Should CVSA not elect to back into a project, its interest will revert to a 2% net smelter royalty.

Property Description

The CVSA properties are grouped into the four main project areas listed below, of which Cerro Moro was the most advanced at the time of acquisition:

Cerro Moro	13 properties	153 sq km
Other Santa Cruz properties	5 properties	208 sq km
Chubut properties	14 properties	335 sq km
Rio Negro properties	7 properties	351 sq km

Most of the CVSA properties were acquired by CVSA over 10 years ago, prior to the recent interest in Patagonia. All of the projects have favourable geological settings, significant hydrothermal alteration features and/or anomalous gold or silver geochemistry.

Many of the properties under the agreement were identified by CVSA using satellite imagery following structural studies, suggesting large alteration systems. The amount of subsequent exploration varied, but in many cases anomalous gold and/or silver mineralization was identified. No geophysical surveys were conducted and drilling did not extend into covered areas. In 2004, Exeter prospected all of the systems with a view to identifying gold and/or silver targets for follow-up exploration. Exeter conducted drilling at Cerro Moro and Cerro Puntudo during 2004, and a follow-up drilling program at Cerro Puntudo in May, 2005.

In January 2005, a number of the properties were considered to be low priority targets and were returned to CVSA. Currently, a total of 25 properties covering 12 projects remain under the agreement. In early 2005, prospecting and geochemical sampling was conducted on many of the Chubut and Rio Negro projects. Following that work, the Company decided to focus its attention on the Cerro Moro, Puntudo and Verde projects, situated in Santa Cruz Province.

Cerro Puntudo Project

The 235 square kilometre, Cerro Puntudo project is approximately 100 kilometres west of the Cerro Vanguardia mine, in Santa Cruz. The known mineralization is considered to be epithermal in character, hosted within Jurassic age, felsic volcanic rocks. Prior to drilling, Exeter completed geological, geochemical and induced polarisation geophysical surveys to better define surface mineralization discovered by CVSA. The resistivity response to the known mineralization was best developed at the Rico and La Quebrada zones.

Exeter conducted two drilling programs on the project during 2005. The first program consisted of 34 reverse circulation (RC) drill holes, drilled to down-hole depths of 40 to 109 metres, for a total of 2,179 metres. The drilling tested the Puntudo structural zone, specifically where geochemical, and geophysical targets had been identified.

Drill hole CPRC27 on the Quebrada Zone (27 metres at a grade of 3.7 g/t gold (including 8 metres at a grade of 9.6 g/t gold)) was drilled beneath hole CPRC03 (15 metres at a grade of 1.3 g/t gold) and hole CPRC24 (20 metres at a grade of 3.6 g/t gold (including 4 metres at a grade of 9.2 g/t gold)). A second-tier drill hole on the Rico Zone was drilled beneath hole CPRC12 (15 metres at a grade of 1.8 g/t gold). The deeper holes, generally, intersected the target horizon at a vertical depth of 60 to 70 metres. Holes CPRC24 and CPRC27 intersected wider mineralized zones, with significantly higher gold grades, than did the shallower holes.

Detailed ground magnetic surveys were conducted on the Puntudo project, to better delineate the structure and potentially mineralized zones, prior to the second round of drilling. The follow-up, 1,719 metre, RC drill program was completed mid year. It comprised 21 holes to depths of 36 to 140 metres. Significant assay results included drill hole CRPC48, which intersected 13 metres at a grade of 2.4 g/t gold, from a depth of 64 metres at the Quebrada Zone. Notably, the hole indicated an increased gold grade with depth, between earlier drill holes CRPC02 and CRPC03. Drill hole CRPC50 intersected 4 metres at a grade of 22.7 g/t gold at a site north of the Quebrada Zone. This drill hole was significant in that it indicated an increased gold grade down-dip from earlier drill hole CRPC06. Drill hole CRPC52, intersected 3 metres at a grade of 1.4 g/t gold from a depth of 32 metres - a result considered significant, in that it indicated a new target between the Quebrada and Rico Zones.

Dr Tim Coughlin, a specialist epithermal/structural geologist examined the project in September 2005. Using drilling results and a detailed interpretation of the geological structural data, he identified possible plunging mineralized shoots along the Puntudo structure. Dr. Coughlin also outlined a possible shallow dipping structural zone for drill testing to the south of the previously known Puntudo structure. A follow-up drilling program was recommended for 2006.

Cerro Moro Project

The 157 square kilometre, Cerro Moro epithermal gold project is located in north-eastern Santa Cruz Province, approximately 70 kilometres southwest of Puerto Deseado.

Exploration to date at Cerro Moro has defined 16 vein sets in areas of limited outcrop. Most of the gold occurrences are within a 10 kilometre by 2.5 kilometre area. Low-sulphidation-style gold and silver mineralization is primarily associated with quartz veins 240 to 1,250 metres long. Individual veins range in thickness from 0.2 to 4.5 metres. Some of the veins are exceptionally high in silver.

CVSA previously drilled 34 shallow diamond and/or reverse circulation percussion drill holes, for total of 2,582 metres, over 11 targets. Drill hole spacings were in the order of 250 metres, with average drill intersection depths of only 30 metres.

Exploration in 2004 consisted of 40 reverse circulation drill holes, for a total of 2,066 metres. Prospecting and sampling of new veins, and an orientation induced polarisation (resistivity) survey, were also completed.

An orientation ground magnetic survey, conducted in April 2005, established that this technique could identify the known veins at Cerro Moro. A full magnetic survey was initiated to test zones of structural thickening and/or zones of structural complexity. The survey is expected to be completed by mid 2006. In addition, Dr. Coughlin outlined two areas with a number of structural targets that could have the tonnage potential for a significant gold and silver deposit at Cerro Moro.

A drilling program is proposed for mid-2006, to test targets identified in 2005.

Verde Project

Silver mineralization on the Verde property, in western Santa Cruz Province, relates to at least 30 structures. Mineralization is epithermal in character, with vein quartz and alteration zones in close proximity to a silica lithocap. Strike lengths of veins range from 100 to 700 metres, and widths range from 0.7 to 3.0 metres. Previous work by CVSA included geological mapping and rock chip sampling that returned samples strongly anomalous in silver (+15g/t silver) over a large area.

Exeter's exploration program confirmed the anomalous silver values at Verde. Geological mapping and a detailed ground magnetic survey were also completed. The magnetic survey was performed to identify drill targets within the +70% of the potentially mineralized area that is covered by shallow sand and gravel.

Drilling is planned to test the silver potential of the Verde veins during the first half of 2006.

CHILE

Rio Tinto Properties – Southern Chile

In March 2005, Exeter signed a letter agreement by which Rio Tinto Mining & Exploration Limited ("Rio Tinto") granted the Company the right to Rio Tinto-owned exploration data covering gold opportunities identified by it in an 800 square kilometre area of southern Chile. Rio Tinto had not pursued these opportunities as its corporate focus was, and is, base metals and industrial minerals.

The terms of the agreement with Rio Tinto transfer joint ownership of existing exploration data to Exeter, once it has spent US$50,000 on the generation of new exploration data. Thereafter all project data (new and existing) will be jointly owned. Rio Tinto has the once-only right to acquire a 60% property interest in any property acquired by Exeter, by paying to Exeter an amount equal to three times Exeter's exploration expenditures to a defined point. If Rio Tinto does not elect to exercise its option, its interest will revert to a 1% net smelter return royalty on all production.

An initial prospecting program following up on Rio Tinto geochemical anomalies was conducted in April/May of 2005. Base maps and satellite imagery were acquired during the second and third quarters of 2005. Anomalous regional stream sediment geochemical results encouraged the Company to make application for two exploration titles during the third quarter of 2005. Title blocks acquired were to the northeast of Cochrane in the Furiosa area, and, a second title, Tranquilo, to the south of Cochrane. Exploration including prospecting to locate the source of the geochemical anomalies commenced in November 2005 and continues into the first half of 2006.

Maricunga Properties - Northern Chile

In 2005, the Company entered into an agreement with Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. ("Anglo American") over seven properties in the Maricunga region of Chile. The terms of the agreement provide for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American after the second and third years. Once Exeter has spent a total of US$2.55 million, including 15,500 metres of drilling, it will have earned a 100% interest in the remaining properties. Anglo American will be entitled to a 3% net smelter return from production. The reversion of properties to Anglo American is a mechanism to focus Exeter on the most promising properties in the package.

All hard copy data received from Anglo American were digitized, and the satellite (Aster) imagery for the area secured, prior to the commencement of field work in November 2005. Exploration, including geochemical sampling and prospecting, is continuing through the first half of 2006.

Estelar Resources Limited

Acquisition terms

In July 2003, the Company completed the acquisition of Estelar Resources Limited ("Estelar"), a British Virgin Island corporation that owns the rights to four mineral projects in Argentina. The consideration paid for the acquisition of Estelar was the issuance of 1,000,000 common shares of the Company to Estelar's shareholders. Yale Simpson, Chairman of the Company, was a shareholder of Estelar and received 713,000 common shares in the transaction. The Estelar properties carry a 2% net smelter royalty from future production ("NSR"), payable to the previous owner, Argentina Mineral Development (AMD).

Property Description

The Estelar projects cover approximately 385 square kilometres of exploration rights in central, western Argentina. Individually, the properties are referred to as the Quispe, Rosarita, El Salado, Dolores and Llanos Ricos gold projects - all of which have the potential for the discovery of epithermal gold deposits and/or porphyry gold-copper systems. There are no exploration commitments on the projects.

Quispe Project

The Quispe Project is located in southwestern Catamarca province in northwest Argentina and covers 80 square kilometres of exploration rights. The project was identified through ground follow-up of satellite-imagery colour anomalies. The target is a porphyry copper-gold deposit and/or high-sulphidation epithermal gold system.

Previous mapping, trenching, sampling and geophysical surveys conducted by AMD defined a number of drill-ready copper and gold targets on the main Quispe prospect. The Company is offering the property for joint venture.

Rosarita Project

The Rosarita Project, located in San Juan Province, covers 125 square kilometres of exploration rights and has potential for a low-sulphidation epithermal gold system. The project lies immediately south of Intrepid's Casposo gold-silver development stage deposit, which is the subject of a pre-feasibility study for the development of an open pit/underground gold mine.

Previous mapping, geochemical sampling and geophysical surveys by AMD and Battle Mountain Gold Company defined several low priority drill targets at Rosarita. Prospecting conducted by Exeter in 2003 did not define any high-priority targets. In 2004, the project was joint ventured to Intrepid Minerals Corp. ("Intrepid"), who drilled three holes without encountering significant mineralization. Intrepid withdrew from the agreement in 2005, having fulfilled its minimum commitment. No further work has been conducted: however the project is being retained as it is still considered to have good exploration potential.

Uspallata Project

The Uspallata Project comprises the El Salado, Llanos Ricos and Dolores mineral properties, which cover large-scale magnetic anomalies that could represent copper-gold porphyry systems. The properties are located 200 kilometres north of San Juan City, the capital of San Juan Province, Argentina.

The Llanos Ricos - El Salado properties cover 132 square kilometres and are located at the northern end of the Uspallata Graben, a regional structure 350 kilometres x 50 kilometres wide. Previous AMD exploration, including the drilling of 30 holes, on the El Salado property discovered low-grade copper-gold mineralization and a geological environment prospective for additional porphyry systems. The Dolores property, a conceptual prospect located 75 kilometres south of Llanos Ricos, was identified by AMD as a porphyry target.

No work was conducted on the Uspallata Project in 2005, and it is proposed that the Company farm out the project.

MRP Properties

Acquisition terms

In November 2003, the Company entered into an option agreement to acquire a 100% interest in three gold properties, Agua Nueva, La Ramada and Rosarita South, from Minera Rio de la Plata ("MRP"), a private, arm's length Argentine company.

The option agreement requires payments totalling $440,000 by October 2015 and provides for a 2% NSR, which Exeter can purchase outright for $750,000 payable to MRP from future production. There are no minimum annual exploration expenditure commitments on these properties.

Property Description

Agua Nueva (La Cabeza North)

The Agua Nueva property covers an area of 266 square kilometres that adjoins the Company's La Cabeza gold property to the east, west and north. Widely-spaced soil geochemical sampling, six kilometres northwest of La Cabeza, defined a large arsenic soil anomaly. Agua Nueva also covers a set of fault structures that are similar in orientation to the mineralized structures at La Cabeza. The structures will be prospected by Exeter to define targets for drilling, and to test possible extensions to the La Cabeza mineralization. No significant field work was conducted in 2005.

La Ramada

The property, located in La Rioja Province, comprises exploration titles over a 2.4 square kilometre area. The Company will undertake mapping and geochemical sampling to define targets for drilling and will likely acquire additional lands in the area.

Conceptual studies identified a section of the Argentine Precordillera in La Rioja Province as having potential for sediment-hosted and replacement-style gold deposits Early stage exploration by a previous operator defined a number of exploration targets that the Company plans to follow up with mapping and geochemical sampling to identify drill targets.

Rosarita South

The Rosarita South property, located immediately south of Rosarita, covers an area of 42.79 square kilometres. The geology is favourable to host gold occurrences similar to the Casposo gold-silver property, owned by Intrepid to the north. Sampling has

revealed support for possible subsurface gold mineralization on the property. Rosarita South will be assessed in conjunction with Rosarita.

RESULTS FROM OPERATIONS

The Company began the year ended 31 December 2005 with 15,356,387 shares outstanding, and ended the year with 27,845,763 shares outstanding. During the year, the Company exercised its option to acquire the final 50% of Cognito Limited, which is now a wholly owned subsidiary, and issued 2,500,000 common shares, at a deemed price of $1.00 per share, to do so. The Company issued an additional 9,989,376 common shares, for net proceeds of $11,147,705, in private placement financings and upon the exercise of warrants and options. Shares issued and proceeds received are summarized below:

	Private Placements	Options Exercised	Warrants Exercised	Subsidiary Acquisition	Totals
Shares Issued	7,931,501	335,375	1,722,500	2,500,000	12,489,376
Net Proceeds/Deemed Value	$9,754,589	$245,891	$1,147,225	$2,500,000	$ 13,647,705

Subsequent events

Subsequent to 31 December 2005, the Company has issued 517,500 and 50,000 shares on the exercise of warrants and stock options as respectively for proceeds of $726,825.

SUMMARY OF FINANCIAL RESULTS

Selected Information

The Company's consolidated financial statements for the years ended December 31, 2005 and 2004 (the "Consolidated Financial Statements") have been prepared in accordance with Canadian generally accepted accounting principles and practices. Currency amounts are in Canadian dollars, except where stated otherwise. The following selected financial information is taken from the Consolidated Financial Statements and should be read in conjunction with those statements:

Year ended December 31,		2005		2004
Interest Income	$	41,335	$	48,865
Write Off of Mineral Properties and Deferred Costs, including Property Examination Costs	$	(355,149)	$	(145,374)
Stock-Based Compensation	$	(1,886,463)	$	(269,196)
Loss	$	(3,692,141)	$	(1,271,096)
Basic and Diluted Loss Per Common Share	$	(0.20)	$	(0.10)

As at December 31,		2005		2004
Working Capital	$	7,338,582	$	2,295,578
Total Assets	$	18,643,746	$	6,469,275
Total Liabilities	$	554,798	$	222,354
Share Capital	$	27,802,270	$	14,078,259
Deficit	$	(11,901,482)	$	(8,209,341)

Year ended December 31, 2005 compared to the year ended December 31, 2004

The Company's exploration program in Argentina and Chile continued with $3,052,645 and $1,142,029 invested in the La Cabeza and CVSA properties, respectively. Expenditures on other projects were $348,455, for total exploration expenditures of $4,543,129 during the year ended December 31, 2005, an increase of $1,723,870 over expenditures for the year ended December 31, 2004.

The Company's loss from operations for the year ended December 31, 2005 increased by $2,421,045 over the loss for the 2004 year, to $3,692,141. The increased loss resulted mainly from increases in stock based compensation, property examination costs, investor relations and travel and promotion. Stock based compensation costs rose by $1,617,267, reflecting the fair value of options granted to employees and consultants during the year, because of an increase in the number of options granted, and an increase in the fair value of outstanding options, because of higher volatility in the Company's share price and a longer expected life of the options.

Accounting and audit, consulting, and legal fees rose by $37,035, $97,695 and $59,641, respectively, over the amounts recorded for the 2004 year, as a result of increased administrative requirements from the Company's increased level of activity and the registration of the Company in the United States, on Form 20-F. The Company's increased investor relations activities in Canada, Europe, and the United States, in 2005, resulted in an increase in expenditures by $260,895 over 2004, to $557,332. Travel and promotion costs rose by $190,301 to $291,055, principally because of increased travel by management to investor conferences and the costs associated with investor visits to the Company's properties. Property examinations costs rose by $295,740 to $355,149, reflecting the Company's increased activity in 2005.

Fourth Quarter 2005 to Third Quarter 2005

The Company's quarterly rate of loss from operations for the three months ended December 31, 2005 increased by approximately $1,196,000 from the third quarter 2005. This increase is attributable principally to an increase of $791,291 in stock based compensation costs, and increases of $92,452 in property examination costs, $178,542 in investor relations costs, and $86,824 in travel and promotion costs.

Exploration expenditures in Argentina and Chile were $213,903 higher in the quarter, reflecting the Company's increased level of activity consistent with the exploration plans.

The following is a summary of quarterly results taken from the Company's unaudited quarterly consolidated financial statements:

	$ 000's							
	2005				2004			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Interest	11	8	14	8	11	13	13	12
Net Loss from operations	1,956	759	663	314	453	240	231	347
Deferred Exploration costs	1,279	1,066	976	867	757	675	623	705
Property Examination Costs	192	100	38	25	2	31	(8)	35
Stock Based Compensation	1,159	368	307	52	52	55	69	93
Basic & Diluted loss/share	$0.10	$0.04	$0.04	$0.02	$0.03	$0.02	$0.02	$0.03

The quarterly results above reflect the Company's increasing level of exploration activity over the last two years, and concomitant administration expenditures that have resulted in increased losses from operations. Stock based compensation costs have increased because of stock options granted to existing and new employees and consultants. Other expenditures have increased because of increased corporate and fundraising activity, which has required additional expenditures on investor relations, travel and promotion, and administration.

Liquidity and Capital Resources

The Company's cash and cash equivalents at December 31, 2005 totalled $7,788,697, compared to $2,458,873 at December 31, 2004. The Company continues to use its cash resources to fund project exploration and administration. The Company has no material liquid assets, other than its cash and cash equivalents, and no significant income. The Company expects that, with cash on hand of $7.7 million at December 31, 2005 and funds expected from the exercise of warrants during 2006, that it has sufficient resources to meet its planned expenditures in 2006. Should the Company increase its exploration program or acquire new projects it will be required to raise additional funds to pay for the exercise of options on existing projects, the acquisition of new projects, or the exploration of existing or new projects.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources.

While the Company has been successful in raising the required funds in the past, there is no assurance that it will continue to be able to do so in the future.

Contractual Obligations

The Company leases offices in Vancouver and Argentina, and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time, if exploration results so warrant. Existing financial commitments are summarized in the tables below:

Payments Due by Period (000s)

Cash Payments	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Office leases	$ 166	$ 47	$ 97	$ 22	$ NIL
Cognito-La Cabeza	$ 519	$ 52	$ 117	$ 117	$ 233
MRP Properties	$ 415	$ 20	$ 55	$ 90	$ 250
Total	**$1,100**	**$ 119**	**$ 269**	**$ 229**	**$ 483**

Expenditures Due by Period (000s)						
Property Expenditures	**Total**	**Less than 1 Year**	**1-3 Years**	**4-5 Years**	**After 5 Years**
CVSA	$1,378	$ Nil	$ 504	$ 874	$ NIL
Maricunga Properties	$2,936	$ 256	$ 816	$1,864	$ NIL
Total	**$4,314**	**$ 256**	**$1,320**	**$2,738**	$ NIL

RELATED PARTY TRANSACTIONS

A total of $681,280 (2004: $576,239; 2003: $230,554) was paid to or accrued for related party transactions, as described below. In addition, the Company issued 2,500,000 common shares at a price of $1.00 per share for the acquisition of Cognito and has reimbursed related parties for expenditures incurred on the Company's behalf or in conducting the Company's business:

a) Exploration and consulting fees totalling $144,000 (2004 - $147,490; 2003 - $30,000), and fees for the provision of other consultants totalling $21,000 (2004 - $nil; 2003 - $nil), were paid or accrued to a corporation of which the President and CEO of the Company is a beneficiary.

b) Management and Consulting fees totalling $96,000 (2004 - $88,000; 2003 - $10,000), and share and deferred share issue costs totalling $nil (2004 - $nil; 2003 - $37,500), were paid or accrued to a corporation controlled by the Chairman of the Company. In addition, rent totalling $17,030 (2004 - $28,093; 2003 - $nil) was paid to a corporation of which the Chairman was a Director.

c) Management fees of $85,000 (2004 – $nil; 2003 - $nil) were paid to a corporation controlled by the CFO of the Company.

d) Legal fees totalling $105,866 (2004 - $92,775; 2003 - $13,316), and share issue costs totalling $64,984 (2004 - $16,969; 2003 - $3,750) were paid or accrued to a corporation controlled by a director of the Company, of which the Secretary of the Company is an employee.

e) Exploration and development costs totalling $134,000 (2004 - $118,497; 2003 - $78,559) were paid or accrued to a company controlled by the Company's Vice President, Exploration.

f) Administrative consulting fees totalling $13,400 (2004 - $19,975; 2003 - $nil) were paid to a corporation controlled by the former Chief Financial Officer of the Company.

The above transactions are in the normal course of operations (and the following transaction not in the normal course of operations) and have been valued at the exchange amount which is the amount of consideration established and agreed to by the related parties.

g) The Company issued 2,500,000 shares at a price of $1.00 per share to Rowen for the acquisition of the remaining 50% interest in Cognito. The President and CEO of the Company is a beneficial owner of Rowen.

Forward Looking Statements

This discussion contains forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, (the "Litigation Reform Act") and information relating to the Company's expectations with regard to its existing and future mineral projects, including, without limitation, the timing and results of the future exploration and development of those projects, and the size and growth in size thereof. Such forward looking statements are based on the Company's plans and expectations and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any performance or achievement expressed or implied by such forward looking statement. The Company is relying on the safe harbour provisions of the Litigation Reform Act and does not undertake to update or amend any such forward looking statement. See Risk Factors, below.

RISK FACTORS

The exploration for, and development of, mineral deposits involves significant risks, which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade, and proximity to infrastructure. In addition, government regulations, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit.

The Company does not produce minerals, at present. All of the Company's properties are in the exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of the Company's properties, and substantial additional work will be required in order to determine the presence of any such deposit.

Although the Company can conduct exploration on most of its properties year-round, exploration on some of its properties in Patagonia and Chile is difficult during the winter months of June to October.

The mineral exploration operations of the Company are subject to regulation of government agencies at the federal, state and local levels, and, consequently, the Company requires various approvals to conduct its operations. The Company expects that it will be able to obtain the necessary permits to conduct its operations; however there is no certainty that it will be able to do so.

The Company relies on equity and debt financings to fund its activities. While it has been successful in the past, there is no guarantee that the Company will be successful in raising funds through those means in the future.

Risk factors associated with the Company's operations are more fully described in the Company's Registration Statement on Form 20-F, File No. 000-51016, filed with the United States Securities and Exchange Commission ("SEC"). You can review and obtain copies of our filings from the SEC's website at http://www.sec.gov/edgar.shtml

OUTLOOK

In 2006, Exeter will continue to advance the La Cabeza gold project towards a decision to proceed to a full feasibility study. Drilling will continue at La Cabeza, in order to better define and raise the confidence level of the known resources. In addition, drilling of extensions to existing resources, and of targets that represent possible new discoveries on the property, will continue, with a view to significantly expanding the known project gold resources.

In Argentine Patagonia, the Company's exploration focus will continue to be on the CVSA property portfolio, and, specifically, the Cerro Puntudo and Cerro Moro projects. The Company will continue to reduce the size of the CVSA property package in order to maintain its focus on "company maker" opportunities.

The agreement with Rio Tinto represents an opportunity to extend Exeter's experience across the Argentine border, into areas of similar geology and potential in southern Chile. In addition, the agreement with Anglo American provides the Company with access to a number of projects in the prospective, Maricunga region of Chile. Like the agreement with CVSA in Argentina, these agreements, with major international mining companies, provide Exeter with a strategic opportunity to lower its discovery costs and leverage to fullest advantage its existing presence and expertise in the region.

Proposed Transactions

The Company continues to evaluate new property acquisitions. Should it enter into agreements on new properties it will likely be required to make cash payments and complete work expenditure commitments under those agreements.

Critical Accounting Estimates and Policies

Mineral Properties and Deferred Costs

Mineral properties consist of exploration and mining concessions, options, and contracts. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of, either through sale or abandonment. If a property is put into production, its costs of acquisition and exploration will be written off over its life, on a unit of production basis. Proceeds received from the sale of any interest in a property will be credited against its carrying value, with any excess included in operations for the period. If a property is abandoned, its acquisition and deferred exploration costs will be written off to operations.

Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management's assessment of the probability of profitable revenues from the property, or sale of the property.

Recorded costs of mineral properties and deferred exploration costs are not intended to reflect present or future values of resource properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Stock Based Compensation

The Company has adopted an incentive stock option plan that is described in Note 9 of the Consolidated Financial Statements. All stock-based awards are measured and recognized using the fair-value method. Awards that the Company has the ability to

settle with stock are recorded as equity; whereas awards that the Company is required to settle, or has the practice of settling, in cash are recorded as liabilities.

Translation of Foreign Currencies

Foreign currencies have been translated into Canadian funds using the temporal method, as follows:

i) monetary items - at the rate of exchange prevailing as at the consolidated balance sheet date;
ii) non-monetary items - at the rate of exchange prevailing when they were acquired; and
iii) deferred exploration and administration costs - at the average rate of exchange during the period in which the transaction occurred.

Gains and losses arising on currency translation are included in the consolidated statements of operations contained in the Consolidated Financial Statements.

Asset Retirement Obligations

The Company has adopted the Canadian Institute of Chartered Accountant's new, Handbook Section 3110, "asset retirement obligations". This policy establishes standards for the recognition, measurement, and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated normal future value.

The Company's other accounting policies are discussed in detail in the Consolidated Financial Statements; however, accounting policies require the application of management's judgement in respect of the following relevant matters:

(i) mineral property valuations - management uses its best estimate in recording any mineral property value based on the results of any exploration conducted, prevailing market conditions, similar transactions, and factors such as stability of the country in which the asset is located; and
(ii) contingent liabilities – management evaluates any claims against the Company and provides for those claims, where necessary, based on information available to it, including in some instances, legal advice.

Changes in Accounting Policies

There have been no changes in the accounting policies of the Company during the year ended December 31, 2005.

Management's Responsibility and Oversight

The disclosures and information contained in this discussion have been prepared by the management of the Company. Management has implemented and maintains a system of controls and procedures to ensure the timeliness and accuracy of information disclosed herein.

Evaluation of Disclosure Controls

The Company's chief executive and chief financial officers have evaluated the effectiveness of the Company's disclosure controls as of December 31, 2005. Based on such evaluation they have concluded that, at such time, the Company's disclosure controls were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed in the Company's periodic filings.

It should be noted that any system of controls is based in part upon certain assumptions designed to obtain reasonable assurance as to effectiveness, and there can be no assurance that any design will succeed in achieving its stated objectives.

Cautionary Note to U.S. Investors

The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms, such as "inferred resource", that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Registration Statement on Form 20-F, File No. 000-51016. You can review and obtain copies of our filings from the SEC's website at http://www.sec.gov/edgar.shtml.

CHARTERED ACCOUNTANTS
MacKay LLP

1100 – 1177 West Hastings Street
Vancouver, BC V6E 4T5
Tel: (604) 687-4511
Fax: (604) 687-5805
Toll Free: 1-800-351-0426
www.MacKayLLP.ca

mackay.ca

Auditors' Report

To the Shareholders of
Exeter Resource Corporation

We have audited the consolidated balance sheets of Exeter Resource Corporation as at December 31, 2005 and December 31, 2004 and the consolidated statements of operations, cash flows, shareholders' equity and deferred exploration costs for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinions.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and December 31, 2004 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005, in accordance with Canadian generally accepted accounting principles.

"MacKay LLP"

Chartered Accountants

Vancouver, Canada.
March 15, 2006

Exeter Resource Corporation

Consolidated Balance Sheets (Expressed in Canadian Dollars)

December 31,		2005	2004
Assets			
Current			
Cash and cash equivalents	(notes 2 and 6)	$ 7,788,697	$ 2,458,873
Other receivables and prepaid expenses		69,383	42,935
Goods and services tax recoverable		35,300	16,124
		7,893,380	2,517,932
Property and equipment	(notes 2 and 7)	118,423	139,003
Mineral properties and deferred costs	(notes 2 and 8)	10,631,943	3,812,340
		$ 18,643,746	$ 6,469,275
Liabilities			
Current			
Accounts payable and accrued liabilities		$ 390,685	$ 89,167
Due to related parties	(note 10)	164,113	133,187
		554,798	222,354
Share Capital and Deficit			
Share capital	(note 9)	27,802,270	14,078,259
Contributed surplus	(note 9)	2,188,160	378,003
Deficit		(11,901,482)	(8,209,341)
		18,088,948	6,246,921
		$ 18,643,746	$ 6,469,275

Approved by the Directors:

"Yale Simpson" **Director**

"Bryce Roxburgh" **Director**

Exeter Resource Corporation

Consolidated Statements of Operations (Expressed in Canadian Dollars)

For the years ended December 31,			2005		2004		2003
Income							
Interest income		$	41,335	$	48,865	$	2,362
Expenses							
Accounting and audit			72,394		35,359		16,642
Amortization			21,179		12,658		2,958
Bad debt	(note 5c)		-		-		17,764
Bank charges			6,250		5,488		1,313
Consulting			182,893		85,198		10,970
Investor relations			557,332		296,437		-
Legal fees			139,273		79,632		42,470
Loss on disposal of property and equipment			-		-		3,801
Loss on write-off of mineral properties and deferred costs			-		85,965		40,835
Management fees			60,000		132,000		51,031
Office and miscellaneous			41,373		30,442		2,161
Property examination costs			355,149		59,409		49,661
Rent			41,287		19,791		12,398
Stock-based compensation			1,886,463		269,196		95,555
Stock exchange listing and filing fees			69,228		51,891		23,344
Telecommunications			9,830		8,552		2,751
Transfer agent			7,723		10,951		5,233
Travel and promotion			291,055		100,754		15,069
			3,741,429		1,283,723		393,956
Loss before other items			(3,700,094)		(1,234,858)		(391,594)
Gain/(loss) on conversion of foreign currencies			7,953		(36,238)		6,348
Loss for the year		**$**	**(3,692,141)**	$	(1,271,096)	$	(385,246)
Basic and diluted loss per share		**$**	**(0.20)**	$	(0.10)	$	(0.09)
Weighted average number of common shares outstanding			**18,128,363**		12,917,420		4,505,764

Exeter Resource Corporation

Consolidated Statements of Cash Flows (Expressed in Canadian Dollars)

For the year ended December 31,	2005	2004	2003
		(Note 14)	
Operating activities			
Loss for the year	$ (3,692,141)	$ (1,271,096)	$ (385,246)
Adjustments:			
Amortization	21,179	12,658	2,958
Bad debt	-	-	17,764
Incorporation costs included in legal expense	-	-	187
Loss on disposal of property and equipment	-	-	3,801
Loss on write-off of mineral properties	-	85,965	40,835
Stock-based compensation	1,886,463	269,196	95,555
Loss/(gain) on conversion of foreign currencies	(7,953)	36,238	(6,348)
	(1,792,452)	(867,039)	(230,494)
Changes in non-cash working capital items:			
Other receivables and prepaid expenses	(26,448)	(38,457)	(4,478)
Goods and services tax recoverable	(19,176)	(9,914)	(4,678)
Accounts payable and accrued liabilities	47,591	5,922	188,760
Due to related parties	(24,114)	48,011	(70,427)
	(1,814,599)	(861,477)	(121,317)
Financing activities			
Issue of share capital for cash	11,455,450	3,206,737	1,177,893
Share issue costs	(307,745)	(312,583)	(40,968)
Deferred share issue costs	-	-	(26,969)
Share subscription advances	-	-	2,876,980
	11,147,705	2,894,154	3,986,936
Investing activities			
Proceeds on sale of marketable securities	-	-	34,800
Exploration activities			
- Accounts payable and accrued liabilities	253,925	47,486	12,437
- Due to related parties	55,040	(18,897)	32,011
Acquisition costs of property and equipment	(51,199)	(164,206)	(32,532)
Acquisition of mineral properties	(131,623)	(167,066)	(63,578)
Deferred exploration costs, net of amortization and property examination costs	(4,137,379)	(2,719,919)	(391,458)
	(4,011,236)	(3,022,602)	(408,320)
Gain/(loss) on conversion of foreign currencies	**7,953**	(36,238)	6,348
Net increase (decrease) in cash and cash equivalents	**5,329,825**	(1,026,163)	3,463,647
Cash and cash equivalents, beginning of year	**2,458,873**	3,485,036	21,389
Cash and cash equivalents, end of year	**$ 7,788,697**	$ 2,458,873	$ 3,485,036

Supplemental cash flow information (note 11)

Exeter Resource Corporation

Consolidated Statements of Shareholder's Equity (Expressed in Canadian Dollars)

For the years ended December 31, 2005, 2004 and 2003

	Issued Share Capital						
	Number of Shares	Price Per Share	Amount	Share Subscription Advances	Contributed Surplus	Deficit	Total Shareholders' Equity (Deficiency)
Balance at December 31, 2002	1,200,994		$ 6,439,547	$ 26,232	$ -	$ (6,552,999)	$ (87,220)
Additions During the Year:							
- Private placement net of share issue costs of $2,625	350,000	$ 0.15	49,875	(26,232)	-	-	23,643
- Finder's fee	17,500	$ 0.15	2,625	-	-	-	2,625
- Acquisition of Cognito	800,000	$ 0.15	120,000	-	-	-	120,000
- Private placement	155,000	$ 0.165	25,575	-	-	-	25,575
- Settlement of debt	1,149,343	$ 0.165	189,642	-	-	-	189,642
- Private placement net of share issue costs of $31,904	1,290,000	$ 0.25	290,596	-	-	-	290,596
- Acquisition of Estelar	1,000,000	$ 0.235	235,000	-	-	-	235,000
- Acquisition of Cognito	800,000	$ 0.25	200,000	-	-	-	200,000
- Exercise of stock options	60,000	$ 0.22	13,200	-	-	-	13,200
- Contributed surplus allocated on exercise of stock options	-	-	4,428	-	(4,428)	-	-
- Private placement net of share issue costs of $9,064	1,345,000	$ 0.53	703,786	-	-	-	703,786
- Exercise of warrants	175,000	$ 0.20	35,000	-	-	-	35,000
- Exercise of warrants	170,000	$ 0.25	42,500	-	-	-	42,500
- Share subscription advances	-	-	-	2,876,980	-	-	2,876,980
- Stock-based compensation	-	-	-	-	95,555	-	95,555
- Net loss for the year	-	-	-	-	-	(385,246)	(385,246)
Balance at December 31, 2003	8,512,837		8,351,774	2,876,980	91,127	(6,938,245)	4,381,636
Additions During the Year:							
- Private placement net of share issue costs of $263,052	4,000,000	$ 1.00	3,736,948	(2,876,980)	-	-	859,968
- Exercise of warrants	1,120,000	$ 0.25	280,000	-	-	-	280,000
- Exercise of agents warrants	288,550	$ 1.35	389,542	-	-	-	389,542
- Private placement net of share issue costs of $76,500	1,400,000	$ 1.00	1,323,500	-	-	-	1,323,500
- Exercise of stock options	35,000	$ 0.405	14,175	-	-	-	14,175
- Contributed surplus allocated on exercise of stock options	-	-	4,756	-	(4,756)	-	-
- Stock-based compensation	-	-	-	-	269,196	-	269,196
- Agents warrants	-	-	(28,046)	-	28,046	-	-
- Contributed surplus allocated on exercise of agents warrants	-	-	5,610	-	(5,610)	-	-
- Net loss for the year	-	-	-	-	-	(1,271,096)	(1,271,096)
Balance at December 31, 2004	15,356,387		14,078,259	-	378,003	(8,209,341)	6,246,921
Additions During the Year:							
- Exercise of warrants	155,000	$ 0.22	34,100	-	-	-	34,100
- Exercise of warrants	175,000	$ 0.23	40,250	-	-	-	40,250
- Exercise of warrants	1,345,000	$ 0.75	1,008,750	-	-	-	1,008,750
- Exercise of warrants	47,500	$ 1.35	64,125	-	-	-	64,125
- Exercise of stock options	80,000	$ 0.41	32,800	-	-	-	32,800
- Exercise of stock options	149,750	$ 0.76	113,810	-	-	-	113,810
- Exercise of stock options	15,625	$ 0.85	13,281	-	-	-	13,281
- Exercise of stock options	40,000	$ 0.90	36,000	-	-	-	36,000
- Exercise of stock options	50,000	$ 1.00	50,000	-	-	-	50,000
- Private placement net of share issue costs of $158,134	1,907,667	$ 1.20	2,131,066	-	-	-	2,131,066
- Private placement net of share issue costs of $207,461	5,979,334	$ 1.30	7,565,673	-	-	-	7,565,673
- Finder's Fees	44,500	$ 1.30	57,850	-	-	-	57,850
- Acquisition of Cognito	2,500,000	$ 1.00	2,500,000	-	-	-	2,500,000
- Contributed surplus allocated on exercise of stock options	-	-	76,306	-	(76,306)	-	-
- Stock-based compensation	-	-	-	-	1,886,463	-	1,886,463
- Net loss for the year	-	-	-	-	-	(3,692,141)	(3,692,141)
Balance at December 31, 2005	**27,845,763**		**$ 27,802,270**	**$ -**	**$2,188,160**	**$ 11,901,482)**	**$ 18,088,948**

Exeter Resource Corporation

Consolidated Statements of Deferred Exploration Costs (Expressed in Canadian Dollars)

For the year ended December 31, 2005	La Cabeza Project	CVSA Properties	Other	2005 Total
Exploration costs				
Assays	$ 153,139	$ 114,836	$ 3,619	$ 271,594
Consultants and contractors	54,619	20,896	5,580	81,095
Drilling	927,275	246,826	-	1,174,101
Engineering	207,644	-	-	207,644
Environmental	31,488	-	-	31,488
Field camp	255,815	65,674	25,215	346,704
Geological surveying	402,013	141,984	138,798	682,795
Geophysics	20,136	8,848	-	28,984
Hydrology	8,609	-	-	8,609
IVA tax	235,947	77,766	-	313,713
Mendoza operations	76,951	105,402	34,632	216,985
Metallurgical	167,227	-	-	167,227
Recording fees	38,293	57,355	8,569	104,217
Travel	163,105	145,061	92,450	400,616
Wages and benefits	310,384	157,381	39,592	507,357
	3,052,645	1,142,029	348,455	4,543,129
Property examination costs	(29,131)	-	(326,018)	(355,149)
Total costs incurred during the year	3,023,514	1,142,029	22,437	4,187,980
Balance of costs, beginning of year	1,953,231	975,008	98,457	3,026,696
Balance of costs, end of year	**$ 4,976,745**	**$ 2,117,037**	**$ 120,894**	**$7,214,676**

For the year ended December 31, 2004	La Cabeza Project	CVSA Properties	Other	2004 Total (Note 14)
Exploration costs				
Assays	$ 100,950	$ 38,739	$ 7,159	$ 146,848
Camp	223,935	58,898	14,691	297,524
Consultants and contractors	203,238	204,570	41,817	449,625
Drilling	501,032	131,968	-	633,000
Engineering	64,846	-	-	64,846
Environmental	11,105	1,326	1,414	13,845
Geological surveying	175,770	69,912	4,824	250,506
Geophysics	3,648	-	32,643	36,291
IVA tax	131,781	67,697	-	199,478
Mendoza operations	34,315	53,335	4,197	91,847
Metallurgical	20,954	-	-	20,954
Recording fees	73,710	101,744	7,485	182,939
Travel	68,920	131,301	27,211	227,432
Wages and benefits	106,158	79,990	17,976	204,124
	1,720,362	939,480	159,417	2,819,259
Property examination costs	-	-	(59,409)	(59,409)
Total costs incurred during the year	1,720,362	939,480	100,008	2,759,850
Balance of costs, beginning of year	232,869	35,528	84,414	352,811
	1,953,231	975,008	184,422	3,112,661
Write-off of costs	-	-	(85,965)	(85,965)
Balance of costs, end of year	$ 1,953,231	$ 975,008	$ 98,457	$ 3,026,696

Exeter Resource Corporation

Consolidated Statements of Deferred Exploration Costs (Expressed in Canadian Dollars)

For the year ended December 31, 2003	La Cabeza Project	Estelar Properties	Other	2003 Total
Exploration costs				
Accommodations and meals	$ 17,028	$ 3,447	$ 9,274	$ 29,749
Administration and professional	34,587	16,517	5,353	56,457
Assays	3,814	6,872	58	10,744
Camp	22,821	11,894	18,091	52,806
Consultants and contractors	95,649	9,241	59,214	164,104
Geological surveying	19,336	42	1,771	21,149
Recording fees	4,566	4,626	24	9,216
Travel	25,695	9,062	18,137	52,894
Wages and benefits	9,373	22,254	14,561	46,188
	232,869	83,955	126,483	443,307
Property examination costs	-	-	(49,661)	(49,661)
Total costs incurred during the year	232,869	83,955	76,822	393,646
Write-off of costs	-	-	(40,835)	(40,835)
Balance of costs, end of year	$ 232,869	$ 83,955	$ 35,987	$ 352,811

1. Nature of Business and Continued Operations

Exeter Resource Corporation (the "Company") is an exploration stage company incorporated under the laws of British Columbia, Canada and, together with its subsidiaries, is engaged in the acquisition, exploration and development of mineral properties located in Argentina and Chile.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The recoverability of the amount recorded for mineral properties and deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such reserves, and the future profitable production or disposition of such reserves.

2. Significant Accounting Policies

a) Mineral properties and deferred costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of, either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property on a unit of production basis. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.

Management reviews capitalized costs on its mineral properties on an annual basis at the balance sheet date and will recognize impairment in value based upon current exploration results and upon management's assessment of the probability of future revenues from the property or sale of the property.

Recorded costs of mineral properties and deferred exploration costs are not intended to reflect present or future values of the mineral properties. The recovery of recorded costs is subject to measurement uncertainty and it is reasonably possible that changes in future conditions in the near term could require a material change in the recorded amount.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior undetected agreements or transfers and title may by affected by such defects.

b) Property examination costs

Property examination costs represent the costs of evaluating the potential merit of mineral properties and new opportunities in which the Company has not yet acquired an interest.

c) Asset retirement obligations

The Company has adopted Accounting Standards Section 3110 "asset retirement obligations", which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated normal future value.

Management of the Company has determined that the adoption of this policy has had no effect in the current year.

d) Cash and cash equivalents

Cash and cash equivalents include Cashable Guaranteed Investment Certificates valued at cost.

e) Translation of foreign currencies

Foreign currencies have been translated into Canadian dollars using the temporal method, as follows:

i) Monetary items, at the rate of exchange prevailing at the consolidated balance sheet date.
ii) Non-monetary items, at the rate of exchange prevailing when they were acquired.

iii) Deferred exploration and administration costs, at the average rate of exchange during the period in which the transaction occurred.

Gains and losses arising on currency translation are included in the Statements of Operations.

f) Property and equipment

Property and equipment are carried at cost less accumulated amortization. Amortization is calculated at the following annual rates:

Vehicles	Straight-line – 3 years
Equipment	Straight-line – 5 years
Computer equipment	Straight-line – 3 years
Website	Straight-line – 3 years
Leasehold improvements	Over the life of the lease
Computer software	Straight-line – 2 years
Office equipment	Straight-line – 5 years

g) Loss per share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding during the year.

Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

h) Share issue costs

Share issue costs incurred on the issue of the Company's shares are charged directly to share capital.

i) Stock-based compensation

The Company has adopted an incentive stock option plan, which is described in note 9.

All stock-based awards are measured and recognized using the fair-value method as determined by the Black-Scholes option pricing model. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to settle, or has the practice of settling, in cash are recorded as liabilities.

j) Income taxes

Income taxes are accounted for using the future income tax method. Under this method, income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

k) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Significant areas where management judgment is applied are mineral property valuation, valuation of future income tax benefits and contingent liabilities. Actual results could differ from those estimates.

3. Financial Instruments

All significant financial assets, financial liabilities, and equity instruments of the Company are either recognized or disclosed in the financial statements, together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

Certain financial instruments of the Company include amounts translated from foreign currencies into Canadian dollars. Listed below are the relevant instruments and the amounts of foreign currencies included in those balances:

	Argentine Pesos
Cash and cash equivalents	251,993
Other receivables and prepaid expenses	64,378
Accounts payable and accrued liabilities	533,232

Argentine Pesos are translated at the rate of $1 equals 2.59 Pesos.

4. Principles of Consolidation

The consolidated financial statements include the accounts of the following subsidiaries:

	Incorporation	Percentage of Ownership
Cognito Limited ("Cognito")	British Virgin Islands	100%
Estelar Resources Limited ("Estelar")	British Virgin Islands	100%

5. Investments in Subsidiaries

a) Cognito Limited (See Note 10g)

By a Principles of Agreement dated October 27, 2002, and an Option to Purchase, Acquisition and Joint Venture Agreement, dated January 18, 2003, and an agreement dated April 30, 2003, the Company acquired the right to earn a 100% interest in Cognito from Rowen Company Limited. ("Rowen"). The President and CEO of the Company is a beneficial owner of Rowen. Cognito holds an option to acquire a 100% interest, subject to a 3.5% net smelter royalty ("NSR"), in the La Cabeza Project. (See note 8a).

The terms of the acquisition of Cognito were as follows:

For the option to acquire an initial 50% interest:

- 800,000 shares of the Company's capital stock (issued at a price of $0.15 per share).

For the option to acquire the second (remaining) 50% interest:

- 800,000 shares of the Company's capital stock (issued at a price of $0.25 per share); and
- $25,000 cash (paid).

Direct costs of the acquisition totaled $2,908.

Effective July 22, 2003, the Company had issued the shares and paid the consideration required to acquire the rights to earn a 100% interest in Cognito. At that date, the fair value of the consideration paid for those rights was $347,908, which has been recorded as mineral property acquisition costs.

In order to exercise its option to acquire the initial 50% interest in Cognito, the Company was required to complete a bankable feasibility study or incur aggregate exploration expenditures of US$3,000,000.

On the earlier of incurring US$3,000,000 in expenditures or the completion of a bankable feasibility study, the Company could exercise the option to acquire the remaining 50% interest in Cognito by, at its option, issuing 2,500,000 shares or paying $2,500,000.

In July 2005 the Company issued 2,500,000 shares, at a price of $1.00 per share, to Rowen for the acquisition of the remaining 50% interest to hold a 100% interest in Cognito. See note 10g.

b) Estelar Resources Limited

By an agreement dated May 2003, the Company acquired the right to a 100% interest in Estelar and effective July 22, 2003, upon the issuance of 1,000,000 shares of the Company's capital stock (issued at a price of $0.235 per share) acquired Estelar. The Chairman of the Company owned a 71.3% interest in Estelar, as such the transaction was a related party transaction. At that date the fair value of the assets acquired was $237,820, which has been recorded as mineral property acquisition costs. Direct costs of the acquisition totaled $2,820.

c) Golden Glacier Finance Limited

During the year ended December 31, 2003, the Company abandoned its 100% interest in Golden Glacier Finance Limited ("GGF"). At the date of disposition, the net assets of GGF and loss on disposition were nil. GGF's net loss for the year to date of disposition was $17,764.

6. Cash and Cash Equivalents

	2005	2004
Cash	$ 623,697	$ 494,873
Cashable Guaranteed Investment Certificates	7,165,000	1,964,000
	$ 7,788,697	$ 2,458,873

The Cashable Guaranteed Investment Certificates carry interest rates varying between 2.25% and 3.00% and mature at various times over the next 355 days.

7. Property and Equipment

	2005			2004		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Canada						
Computer equipment	$ 34,690	$ 11,591	$ 23,099	$ 18,922	$ 5,071	$ 13,851
Website	25,898	17,533	8,365	25,898	8,900	16,998
Leasehold Improvements	11,404	1,170	10,234	-	-	-
Equipment	8,500	2,007	6,493	31,476	1,730	29,746
Computer software	5,764	5,764	-	1,516	1,516	-
Office equipment	4,502	730	3,772	933	245	688
	90,758	38,795	51,963	78,745	17,462	61,283
Argentina						
Vehicles	92,540	40,190	52,350	92,540	30,817	61,723
Equipment	45,411	40,734	4,677	16,559	5,710	10,849
Computer equipment	16,011	6,578	9,433	5,677	1,968	3,709
Computer software	3,216	3,216	-	3,216	1,777	1,439
	157,178	90,718	66,460	117,992	40,272	77,720
	$ 247,936	$ 129,513	$ 118,423	$ 196,737	$ 57,734	$ 139,003

8. Mineral Properties and Deferred Costs

	2005			
	Acquisition Costs	Deferred Exploration Costs	Write-down of Capitalized Costs	Total
a) La Cabeza	$ 3,025,875	$ 4,976,745	$ -	$ 8,002,620
b) Estelar Properties	237,820	120,435	-	358,255
c) MRP Properties	25,000	459	-	25,459
d) CVSA Properties	128,572	2,117,037	-	2,245,609
	$ 3,417,267	$ 7,214,676	$ -	$10,631,943

	2004 (Note 14)			
a) La Cabeza	$ 406,752	$ 1,953,231	$ -	$ 2,359,983
b) Estelar Properties	237,820	97,998	-	335,818
c) MRP Properties	12,500	459	-	12,959
d) CVSA Properties	128,572	975,008	-	1,103,580
e) Papagallos Properties	-	85,965	(85,965)	-
	$ 785,644	$ 3,112,661	$ (85,965)	$ 3,812,340

a) La Cabeza (See note 5a)

By an agreement dated February 27, 2003, Cognito has the right to acquire a 100% interest (subject to a 3.5% net smelter returns royalty ("NSR") which may be purchased for US$1 million) in the La Cabeza project (comprised of seven mineral concessions), located in Mendoza Province, Argentina, for consideration of:

- Cash payments totaling US$525,000, as follows:
  - US$5,000 due December 15, 2002 (paid);
  - US$15,000 on or before December 15, 2003 (paid);
  - US$25,000 on or before December 15, 2004 (paid);
  - US$35,000 on or before December 15, 2005 (paid);
  - US$45,000 on or before December 15, 2006; and
  - US$50,000 on or before December 15 of each year thereafter up to and including December 15, 2014.

The Company may terminate the payments described above upon making a development decision in respect to the project; provided that production at the project must commence within two years.

In December 2005, Cognito purchased the surface rights covering the area of the proposed mine development at La Cabeza by paying the owners $77,804 cash. In addition, Cognito is required to build two dwellings elsewhere on the property at an estimated cost of $75,000. The previous owners of the property will continue to use the property outside the proposed mine area for grazing of livestock and retain the right to re-acquire the property upon completion of mining activities.

b) Estelar Properties

Estelar has acquired a 100% interest in the Quispe, Rosarita and Uspallata projects (comprised of twenty-one mining concessions), located in Catamarca and San Juan Provinces, Argentina by granting the previous owners a 2% NSR from any future production from the properties. Estelar does not have any expenditure commitments on the properties.

c) MRP Properties

By an agreement dated October 1, 2003, Estelar obtained the right to acquire a 100% interest (subject to a 2% NSR which may be purchased for $750,000) in the Agua Nueva, La Ramada and Rosarita South projects (comprised of forty-five mineral concessions), located in Mendoza, San Juan and La Rioja Provinces, Argentina, for consideration of:

- Cash payments totaling $440,000, as follows:
  - $5,000 on signing of the Agreement (paid);
  - $7,500 on or before October 1, 2004 (paid);
  - $12,500 on or before October 1, 2005 (paid);
  - $20,000 on or before October 1, 2006;
  - $25,000 on or before October 1, 2007;
  - $30,000 on or before October 1, 2008;
  - $40,000 on or before October 1, 2009; and
  - $50,000 on or before October 1 of each year thereafter to 2015.

In the event a decision is made to build and operate a mine on any of the projects, Estelar is not obliged to make any remaining payments.

d) CVSA Properties

By Exploration and Option Agreement, dated December 30, 2003, Estelar may earn a 100% interest (subject to a 2% NSR) in the Cerro Moro, Santa Cruz, Chubut and Rio Negro projects (comprised of thirty-nine mineral concessions), located in Santa Cruz, Chubut and Rio Negro Provinces, Argentina, for consideration of:

- Cash payments totaling US$100,000, as follows:
  - US$75,000 on or before March 30, 2004 (paid); and
  - US$25,000 on or before September 30, 2004 (paid).
- Incurring exploration expenditures totaling US$3,000,000, as follows:
  - US$250,000 on or before December 30, 2004 (incurred);
  - US$250,000 on or before December 30, 2005 (incurred);
  - US$250,000 on or before December 30, 2006;
  - US$750,000 on or before December 30, 2007;
  - US$750,000 on or before December 30, 2008; and
  - US$750,000 on or before December 30, 2009.

Once Estelar has incurred exploration expenditures of US$3,000,000 on any one of the projects, the vendor retains the right to buy back a 60% interest in that project by paying Estelar an amount equal to 2.5 times its exploration expenditures on the project and funding the project to completion of a bankable feasibility study. The vendor may earn an additional 10% interest in the project (for a total 70% interest) by financing Estelar's share of mine development costs. Should the vendor elect not to exercise its back in right, its interest will revert to a 2% NSR on that project.

e) Papagallos Properties

By an agreement dated November 1, 2003, the Company obtained the right to earn a 100% interest in the Papagallos project (comprised of five mineral concessions, of which one was subject to a 2% NSR) located in the Mendoza Province of Argentina by incurring exploration expenditures and cash payments totaling US$3,500,000.

In 2004, the Company abandoned this project, and, accordingly, the related capitalized costs were written-off to operations.

f) **Rio Tinto Properties**

By agreement dated March 8, 2005, the Company acquired the right to review exploration data regarding an area of interest in southern Chile. Under the terms of the agreement, the Company will acquire a joint interest in the exploration data and all new data generated in the area of interest, upon the expenditure of US$50,000. In addition, the agreement covers all mineral rights which the Company or its affiliates acquire in the area of interest during the three year period ending March 8, 2008 which will be subject to an option to joint venture with Rio Tinto Mining and Exploration Limited ("Rio Tinto").

Under the terms of the agreement, upon the completion of 10,000 meters of drilling in the area of interest by the Company, Rio Tinto shall have the option to acquire a 60% interest in the property by paying to the Company three times the amount of its exploration expenditures incurred on the property subsequent to the date of the agreement. Upon the earning of a 60% interest in the property by Rio Tinto, the Company will have sixty days to either:

- fund its 40% share of costs and expenses; or
- grant Rio Tinto an option to earn an additional 15% interest (for a total 75% interest) by funding future exploration expenditures on the property, including the completion of a feasibility study.

Upon completion of the feasibility study, the parties will share development costs pro rata, or dilution will apply.

g) **Maricunga Properties**

By an agreement dated October 11, 2005, the Company acquired the right to review a number of properties in the Maricunga region of Chile. Under the terms of the agreement, the Company can earn a 100% interest in the properties by incurring aggregate expenditures of US$2,550,000 over five years including conducting 15,500 meters of drilling. The Vendor will retain a 3% NSR in the properties. The Company may withdraw from the agreement at any time after expending US$250,000 including conducting 1,500 meters of drilling.

9. Share Capital

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	2005		2004 (Note 14)	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	15,356,387	$ 14,078,259	8,512,837	$ 8,351,774
Issued during the year for:				
Cash	9,944,876	11,455,450	3,966,570	3,206,737
Share subscription advances	-	-	2,876,980	2,876,980
Acquisition of Cognito	2,500,000	2,500,000	-	-
Finder's fee	44,500	57,850	-	-
Contributed surplus allocated	-	76,306	-	10,366
Share issue costs	-	(365,595)	-	(367,598)
Balance, end of year	27,845,763	$ 27,802,270	15,356,387	$ 14,078,259

Transactions for the Issue of Share Capital
During the Year Ended December 31, 2005:

a) The Company completed a private placement financing consisting of 1,907,667 units, at a price of $1.20 per unit, for total consideration of $2,289,200. Each unit consisted of one share and one-half of a share purchase warrant. Each whole share purchase warrant is exercisable to acquire one additional share at a price of $1.35 on or before April 14, 2006.

The Company paid costs totaling $158,134 in connection with this private placement.

b) The Company completed a private placement financing consisting of 5,979,334 units, at a price of $1.30 per unit, for total consideration of $7,773,134. Each unit consisted of one share and one-half share purchase warrant. Each share purchase warrant is exercisable to acquire one additional share at a price of $1.70 on or before December 21, 2006.

The Company paid share issuance costs totaling $149,611 and issued 44,500 units with a fair value of $57,850 as finders' fees in connection with this private placement. Each unit consists of one share and one-half share purchase

warrant. Each share purchase warrant is exercisable to acquire one additional share at a price of $1.70 on or before December 21, 2006.

c) The Company issued 1,722,500 shares for proceeds of $1,147,225 upon the exercise of warrants, as follows: 155,000 shares at a price of $0.22 per share;175,000 shares at a price of $0.23; 1,345,000 shares at a price of $0.75; and 47,500 shares at a price of $1.35.

d) The Company issued 335,375 shares for proceeds of $245,891 upon the exercise of stock options as follows: 80,000 shares at a price of $0.41; 149,750 shares at a price of $0.76; 15,625 shares at a price of $0.85; 40,000 shares at a price of $0.90; and 50,000 shares at a price of $1.00.

In addition, an amount totaling $76,306, representing stock-based compensation recognized on vesting of the above stock options, has been allocated to share capital.

e) The Company issued 2,500,000 shares at a price of $1.00 for the acquisition of the remaining 50% interest in Cognito. See notes 5a and 10g.

Transactions for the Issue of Share Capital During the Year Ended December 31, 2004:

a) The Company completed a private placement financing consisting of 4,000,000 units, at a price of $1.00 per unit, for total consideration of $4,000,000 of which $2,876,980 was received prior to December 31, 2003. Each unit consisted of one share and one-half of a share purchase warrant. Each whole share purchase warrant was exercisable to acquire one additional share at a price of $1.35 on or before April 12, 2005, except that, in the event that the closing price of trading in the Company's shares equaled or exceeded $1.75 for a period of ten consecutive trading days, the warrants would expire in 30 days.

The Company paid share issuance costs totaling $263,052 in connection with this private placement, of which $26,969 was paid prior to December 31, 2003. In addition, the Company issued 357,700 warrants, with a fair value of $28,046, as finders' fees in connection with this transaction. Each warrant was exercisable to acquire one share at a price of $1.35 on or before April 12, 2005, except that in the event that the closing price of trading in the Company's shares equaled or exceeded $1.75 for a period of ten consecutive days, the warrants would expire in 30 days.

b) The Company completed a private placement financing consisting of 1,400,000 units, at a price of $1.00 per unit, for total consideration of $1,400,000. Each unit consisted of one share and one-half share purchase warrant. Each share purchase warrant is exercisable to acquire one additional share at a price of $1.35 on or before October 22, 2006. The Company paid finder's fees of $76,500 in connection with this transaction.

c) The Company issued 1,408,550 shares upon the exercise of warrants, as follows: 1,120,000 shares at a price of $0.25 per share for a total consideration of $280,000; and 288,550 shares at a price of $1.35 per share, for total consideration of $389,542, of which $22,680 was received after the year end.

In addition, an amount totaling $5,610 representing stock-based compensation recognized on vesting of the above agent's warrants, was allocated to share capital.

d) The Company issued 35,000 shares at a price of $0.405 per share for the exercise of stock options, for total consideration of $14,175.

In addition, an amount totaling $4,756, representing stock-based compensation recognized on vesting of the above stock options, was allocated to share capital.

Stock Option Plan

The Company has adopted an incentive stock option plan (the "Plan"), the essential elements of which are as follows. The aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 3,573,818 without shareholder and TSX Venture Exchange approval. The directors of the Company have approved an increase to the number of stock options issuable under the Plan to 5,569,152. The amendment to the Plan is subject to TSX Venture Exchange approval and shareholder approval at the Company's next annual general meeting. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company's shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange policy), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange.

A summary of the status of options granted by the Company, as of December 31, 2005 and 2004 and changes during the years then ended, is as follows:

	2005		2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	2,714,750	$ 0.93	816,750	$ 0.43
Forfeited/cancelled	(405,625)	1.14	(80,000)	1.08
Granted	2,976,000	1.31	2,013,000	1.12
Exercised	(335,375)	0.73	(35,000)	0.41
Options outstanding, end of year	4,949,750	$ 1.15	2,714,750	$ 0.93

At December 31, 2005, the Company had stock options outstanding and exercisable to acquire 4,949,750 and 4,509,990 shares respectively, as follows:

Number of Options Outstanding	Number of Options Exercisable	Price	Expiry Date
100,000	100,000	$ 1.20	May 1, 2006
75,000	75,000	$ 1.00	October 8, 2006
100,000	100,000	$ 1.30	December 30, 2006
167,000	167,000	$ 0.22	March 20, 2008
305,000	305,000	$ 0.405	August 15, 2008
1,163,000	1,163,000	$ 1.08	January 21, 2009
10,000	10,000	$ 1.41	April 7, 2009
3,750	3,750	$ 0.85	June 21, 2009
50,000	50,000	$ 1.00	October 8, 2009
300,000	300,000	$ 1.20	April 5, 2010
325,000	325,000	$ 1.20	March 22, 2010
435,000	435,000	$ 1.12	July 7, 2010
400,000	400,000	$ 1.10	August 19, 2010
180,000	30,000	$ 1.17	October 5, 2010
316,000	281,240	$ 1.20	October 20, 2010
1,020,000	765,000	$ 1.59	December 20, 2010
4,949,750	4,509,990		

The following table summarizes information about the stock options outstanding at December 31, 2005:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
0.00 – 0.50	472,000	2.48	0.34
0.51 – 1.00	128,750	2.02	1.00
1.01 – 1.50	3,329,000	3.79	1.14
1.51 – 2.00	1,020,000	4.97	1.59
	4,949,750	3.85	1.15

Stock-based Compensation

The fair values of options granted during the years ended December 31, 2005, 2004 and 2003 was estimated at the grant date using the Black-Scholes option pricing model, with the following weighted average assumptions:

	2005	2004	2003
Expected annual volatility	67.45%	27.37%	48.14%
Risk-free interest rate	3.44%	3.53%	4.14%
Expected life	3.26 years	2.52 years	2.5 years
Expected dividend yield	0%	0%	0%

Based on the above assumptions, the average fair value of each option granted and vested was $0.74, accordingly compensation expense of $1,886,463 was recorded in the statement of operations for fiscal 2005.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Warrants

At December 31, 2005, the Company had outstanding share purchase warrants exercisable to acquire 5,348,250 shares as follows:

Number	Exercise Price	Expiry Date
1,400,000	$ 1.35	October 22, 2006
936,334	$ 1.35	April 14, 2006
3,011,916	$ 1.70	December 21, 2006
5,348,250		

Contributed Surplus

	2005	2004
Balance, beginning of year	$ 378,003	$ 91,127
Stock-based compensation expense	1,886,463	269,196
Agent's warrants	-	28,046
Contributed surplus allocated	(76,306)	(10,366)
Balance, end of year	$ 2,188,160	$ 378,003

10. Related Party Transactions

Amounts due to related parties are for management, consulting, exploration and legal fees and for expenses incurred while conducting the Company's business. These amounts are settled as and when due.

A total of $681,280 (2004: $576,239; 2003: $230,554) was paid to or accrued for related party transactions as described below. In addition, the Company issued 2,500,000 common shares at a price of $1.00 per share for the acquisition of Cognito and has reimbursed the related parties for expenditures incurred on the Company's behalf or in conducting the Company's business.

a) Exploration and consulting fees totaling $144,000 (2004 - $147,490; 2003 - $30,000) and $21,000 (2004 - $nil; 2003 - $nil) for the provision of other consultants was paid or accrued to a corporation of which the President and CEO of the Company is a beneficiary.

b) Management and consulting fees totaling $96,000 (2004 - $88,000; 2003 - $10,000), share and deferred share issue costs totaling $nil (2004 - $nil; 2003 - $37,500) were paid or accrued to a corporation controlled by the Chairman of the Company. In addition rent totaling $17,030 (2004 - $28,093; 2003 - $nil) was paid to a corporation of which the Chairman was a Director.

c) Management fees of $85,000 (2004 – $nil; 2003 - $nil) were paid to a corporation controlled by the CFO of the Company.

d) Legal fees totaling $105,866 (2004 - $92,775; 2003 - $13,316), and share issue costs totaling $64,984 (2004 - $16,969; 2003 - $3,750) were paid or accrued to a corporation controlled by a Director of the Company of which the Secretary of the Company is an employee.

e) Exploration and development costs totaling $134,000 (2004 - $118,497; 2003 - $78,559) were paid or accrued to a company controlled by the Company's Vice President, Exploration.

f) Administrative consulting fees totaling $13,400 (2004 - $19,975; 2003 - $nil) were paid to a corporation controlled by the former CFO of the Company.

The above transactions are in the normal course of operations (and the following transaction not in the normal course of operations) and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

g) The Company issued 2,500,000 shares at a price of $1.00 per share to Rowen for the acquisition of the remaining 50% interest in Cognito. See note 5a. The President and CEO of the Company is a beneficial owner of Rowen.

11. Supplemental Cash Flow Information

The Company incurred non-cash financing and investing activities during the years ended December 31, 2005, 2004 and 2003, as follows:

	2005	2004	2003
Non-cash financing activities:			
Issue of share capital for:			
Acquisition of mineral properties	$ 2,500,000	$ -	$ 555,000
Debt	-	-	189,642
Finder's fees	57,850	-	2,625
Contributed surplus allocated	76,306	10,366	4,428
Share issue costs	(57,850)	(55,015)	-
	$ 2,576,306	$ (44,649)	$ 751,695
Non-cash investing activity:			
Acquisition costs of mineral properties	$ (2,500,000)	$ -	$ (555,000)

12. Segmented Information

The Company's activities are all in the one industry segment of mineral property acquisition and exploration.

Net assets by geographical segments is as follows:

December 31, 2005	Canada	Argentina	Total
Cash and cash equivalents	$ 7,692,285	$ 96,412	$ 7,788,697
Other current assets	80,169	24,514	104,683
Property and equipment	51,963	66,460	118,423
Mineral properties and deferred costs	-	10,631,943	10,631,943
	7,824,417	10,819,329	18,643,746
Current liabilities	(350,951)	(203,847)	(554,798)
	$ 7,473,466	$ 10,615,482	$18,088,948

December 31, 2004	Canada	Argentina	Total
Cash and cash equivalents	$ 2,370,497	$ 88,376	$ 2,458,873
Other current assets	47,872	11,187	59,059
Property and equipment	61,283	77,720	139,003
Mineral properties and deferred costs	-	3,812,340	3,812,340
	2,479,652	3,989,623	6,469,275
Current liabilities	(197,447)	(24,907)	(222,354)
	$ 2,282,205	$ 3,964,716	$ 6,246,921

13. Income Taxes

A reconciliation of consolidated income taxes at statutory rates with the reported taxes is as follows:

	2005	2004
Net loss for the year before income tax	$ 3,692,141	$ 1,271,096
Combined federal and provincial tax rate	34.10%	35.62%
Income tax recovery at statutory rates	(1,259,020)	(452,764)
Unrecognized items for tax purposes	747,357	135,423
Share issue costs	(50,885)	(27,108)
Unrecognized benefits of non-capital loss carry-forwards:		
Canada	541,426	314,261
Argentina	21,122	30,188
Future income taxes (recovery)	$ Nil	$ Nil

The significant components of the Company's consolidated future tax assets are as follows:

		2005		2004
Non-capital loss carry forwards - Canada	$	1,093,000	$	576,000
Non-capital loss carry forwards - Argentina		51,000		30,000
Exploration and development deductions - Canada		379,000		264,000
Exploration and development deductions - Argentina		(62,000)		257,000
Property and equipment - Canada		31,000		28,000
Property and equipment - Argentina		23,000		27,000
Share issue costs		175,000		106,000
		1,690,000		1,288,000
Valuation allowance		(1,690,000)		(1,288,000)
	$	Nil	$	Nil

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $3,209,000 expire as follows:

2006	$	111,000
2007		128,000
2008		137,000
2009		159,000
2010		200,000
2014		882,000
2015		1,592,000
	$	3,209,000

At December 31, 2005, the Company has unclaimed Canadian resource and other deductions in the amount of $1,112,000 (2004 - $828,000) which may be deducted against future taxable income on a discretionary basis.

In addition, the Company has share issue costs totaling $513,000 (2004 - $296,000) which have not been claimed for income tax purposes.

Tax benefits have not been recorded due to uncertainty regarding their utilization.

14. Comparative Figures

Certain comparative figures have been reclassified to conform with the current year's consolidated financial statement presentation.

15. Subsequent Events

Subsequent to December 31, 2005:

(a) the Company issued 517,500 shares upon the exercise of warrants at a price of $1.35 per unit, for total consideration of $698,625.

(b) the Company issued 50,000 shares upon the exercise of stock options for a total consideration of $28,300; 20,000 shares at a price of $1.08 for a total consideration of $21,600; and 30,000 shares at a price of $0.22 for total consideration of $6,600.

(c) The Company granted 175,000 stock options, with a fair value of $163,535, exercisable at a price of $1.79 per share on or before February 3, 2011.

16. Differences between Canadian and US Generally Accepted Accounting Principles

The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The material measurement differences between GAAP in Canada and the United States that would have had an effect on these financial statements are as follows:

Balance Sheet

(i) Mineral Properties and deferred costs		2005		2004
Mineral properties and deferred costs – under Cdn GAAP	$	10,631,943	$	3,812,340
Add back write-off of mineral properties under Canadian GAAP		-		85,965
Mineral property expenditures expensed under US GAAP		(10,631,943)		(3,898,305)
Mineral properties and deferred costs – under US GAAP	$	-	$	-

(ii) Shareholders Equity		2005		2004
Shareholders Equity – under Cdn GAAP	$	18,088,948	$	6,246,921
Deficit – under Canadian GAAP		11,901,482		8,209,341
Deficit – under US GAAP		(22,533,423)		(12,021,681)
Shareholder's Equity – under US GAAP	$	7,457,007	$	2,434,581

Statement of Operations and Deficit		2005		2004		2003
Loss for the year – under Cdn GAAP	$	(3,692,141)	$	(1,271,096)	$	(385,246)
Add back write-off of mineral properties under Canadian GAAP		-		85,965		40,835
Mineral property expenditures expensed under US GAAP		(6,819,603)		(2,926,916)		(1,012,224)
Loss for the year – under US GAAP	$	(10,511,744)	$	(4,112,047)	$	(1,356,635)
Basic and diluted loss per share – under US GAAP	$	(0.58)	$	(0.32)	$	(0.30)

		2005		2004		2003
Deficit under US GAAP - beginning of year	$	12,021,681	$	7,909,634	$	6,552,999
Loss – under US GAAP		10,511,744		4,112,047		1,356,635
Deficit – under US GAAP – end of year	$	22,533,425	$	12,021,681	$	7,909,634

Statements of Cash Flows		2005		2004		2003
Operating Activities – under Cdn GAAP	$	(1,814,599)	$	(861,477)	$	(121,317)
Acquisition of mineral properties		(131,623)		(167,066)		(63,578)
Exploration activities – amounts payable		308,965		28,589		44,448
Deferred exploration costs, net of amortization and property examination costs		(4,137,379)		(2,719,091)		(391,458)
Operating Activities – under US GAAP		(5,774,636)		(3,719,045)		(531,905)
Investing Activities – under Cdn GAAP		(4,011,236)		(3,022,602)		(408,320)
Acquisition of Mineral Properties		131,623		167,066		63,578
Exploration activities – amounts payable		(308,965)		(28,589)		(44,448)
Deferred exploration costs, net of amortization and property examination costs		4,137,379		2,719,919		391,458
Investing Activities – under US GAAP	$	(51,199)	$	(164,206)	$	2,268

Exploration expenditures

For US GAAP purposes, the Company expenses exploration expenditures when incurred. When proven and probable reserves are determined for a property, subsequent development costs of the property will be capitalized. The capitalized costs of such properties will then be measured, on a periodic basis for recoverability of carrying values.

CORPORATE INFORMATION

Corporate Office

Canada
Suite 301
700 West Pender Street
Vancouver, British Columbia
CANADA V6C 1G8

Telephone +1 604 688-9592
Facsimile +1 604 688-9532
e-mail exeter@exeterresource.com

Argentina Office

Argentina
Martin Zapata 445
Ciudad, Mendoza (5500) ARGENTINA

Telephone +54 261 420-3415
Telephone +54 261 249-3426
Facsimile +54 261 249-3426
e-mail estelaresources@speedy.com.ar

Board of Directors

Bryce Roxburgh, B Sc
Yale Simpson, BA Sc
Paul MacNeill, LL B
Douglas Scheving
Michael McPhie, M Sc
William McCartney, CA

Officers

Bryce Roxburgh	*President and CEO*
Yale Simpson	*Chairman*
Cecil Bond	*CFO*
Susan McLeod	*Corporate Secretary*
Jeremy Perkins	*VP Development and Operations*

Solicitors

Canada
MacNeill Law
(Registered & Records Office)
Suite 950, 1055 W. Georgia Street
Vancouver, BC CANADA V6E 3P3

Argentina
Patricia Inzirillo
Rio Tercero 2144
Borrego, Mendoza (5519) ARGENTINA

Auditors

MacKay LLP
Suite 1100 – 1177 W. Hastings Street
Vancouver, BC CANADA V6E 4T5

Investor Relations

Exeter Resource Corporation
Suite 301 – 700 W. Pender Street
Vancouver, BC CANADA V6C 1G8
Contact: Rob Grey

Transfer Agent and Registrar

Computershare Investor Services Inc.
510 Burrard Street
Vancouver, BC CANADA V6C 3B9

Share Capital

Authorized: 100,000,000 common shares
Issued and outstanding: 29,291,097*
Fully diluted: 38,627,763*
* as of April 18, 2006

Shares Listed TSX Venture Exchange (TSX-V), Symbol: **XRC**

Frankfurt Stock Exchange, Symbol: **EXB**

Pink Sheets, Symbol: **EXRCF**

Website: www.exeterresource.com

Suite 301, 700 West Pender Street
Vancouver, British Columbia
Canada V6C 1G8

www.exeterresource.com